U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   General Form for Registration of Securities
                            of Small Business Issuers
                          Under Section 12(b) or (g) of
                       the Securities Exchange Act of 1934


                          POWER EFFICIENCY CORPORATION
                         (Name of Small Business Issuer)

        Delaware                                   22-3337365

        (State or Other Jurisdiction of       (I.R.S. Employer Identification
        Incorporation or                       Number)
        Organization)

                           4220 Varsity Drive, Suite E
                               Ann Arbor, MI 48108
                               -------------------
           (Address of Principal Executive Offices including Zip Code)

                                  734-975-9111
                           (Issuer's Telephone Number)

        Securities to be Registered Under Section 12(b) of the Act: None


           Securities to be Registered Under Section 12(g) of the Act:

                          Common Stock, $.001 Par Value
                                (Title of Class)


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                                TABLE OF CONTENTS

                                     Part I


Item 1.           Description of Business
Item 2.           Management's Discussion and Analysis or Plan of Operation
Item 3.           Description of Property
Item 4.           Security Ownership of  Management
Item 5.           Directors and Executive Officers
Item 6.           Executive Compensation.
Item 7.           Certain Relationships and Related Transactions
Item 8.           Description of Securities

                         Part II

Item 1.           Market for Common Equity and Related Stockholder Matters
Item 2.           Legal Proceedings
Item 3.           Changes in and Disagreements with Accountants
Item 4.           Recent Sales of Unregistered Securities
Item 5.           Indemnification of Directors and Officers

                        Part F/S

Item 1.           Financial Statements

                        Part III

Item 1.           Index to Exhibits




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                           FORWARD-LOOKING STATEMENTS

This Form 10-SB contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), including, but not limited to statements related to the Registrant's business objectives and strategy. Such forward-looking statements are based on current expectations, estimates and projections about the Registrant's industry, management beliefs, and certain assumptions made by the Registrant's management. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed, forecasted, or contemplated by any such forward- looking statements. The PSLRA does not apply to initial public offerings.

Factors that could cause actual events or results to differ materially include, among others, the following: continued market acceptance of Power Efficiency Corporation's (the "Registrant") line of Power Commander(TM) products, the Registrant's ability to expand and/or modify its line of Power Commander(TM) products on an ongoing basis, intense competition from other developers, manufacturers and/or marketers of energy reduction and/or power saving products, the Registrant's negative net tangible book value, delays or errors in the Registrant's ability to meet customer demand and deliver Power Commander(TM) products on a timely basis, the Registrant's lack of working capital, the Registrant's need to relocate and/or upgrade its facilities, and other risks inherent in and associated with doing business an engineering intensive industry. See, "Management's Discussion and Analysis or Plan of Operation -- Factors That May Affect Future Results and Market Price of Stock." Given these uncertainties, investors are cautioned not to place undue reliance on any such forward-looking statements.

Unless required by law, the Registrant undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. However, readers should carefully review the risk factors set forth in other reports or documents the Registrant files from time to time with the Securities and Exchange Commission (the "SEC"), particularly the Annual Reports on Form 10-KSB, the Quarterly Reports on Form 10-QSB and any Current Reports on Form 8-K.

The Registrant is voluntarily filing this Form 10-SB registration statement in order to: (i) make information concerning its business plan, including financials, as required by the SEC available to the public and its existing and potential investors; and (ii) meet certain listing requirements for publicly traded securities on the National Association of Securities Dealers' (NASD), Over the Counter Electronic Bulletin Board. The Registrant intends to file the interim and periodic reports required under the Exchange Act of 1934, as amended ("Exchange Act"), in order to stay in compliance with the Exchange Act. The Registrant is currently quoted on the OTC Pink Sheets market under the ticker symbol PREF.

In addition, the Registrant believes that by filing this Form 10-SB and being obligated to file reports subject to Section 13 of the Exchange Act as well as listing its common stock on the OTC Electronic Bulletin Board, the Registrant can attract the financing necessary to implement its plan of business. The Registrant anticipates filing an information statement

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with a sponsoring NASD Broker-Dealer for listing of the Registrant's common stock on the OTC Electronic Bulletin Board upon completion of the comment period for this Form 10-SB filing.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

        (a) Business Development

The Registrant was incorporated in Delaware on October 19, 1994. From inception through 1997, the Registrant was a development stage entity that sought to become engaged in the design, development, marketing and sale of proprietary solid state electrical components designed to effectively reduce energy consumption in alternating current induction motors. Alternating current induction motors are commonly found in industrial and commercial facilities throughout the world.

Commencing in 1997, the Registrant commenced the sale of Power Commander(TM), its principal and proprietary product, which results in reduced energy consumption in alternating current induction motors in industrial applications of approximately 25 to 35 percent.(1) In addition, the Power Commander(TM) extends motor life, minimizes maintenance, results in cooler running, reduced stress and strain on the motor and reduces stress and strain on accompanying electrical and mechanical systems(2). The Registrant's Power Commander(TM) was the subject of a United States Patent granted in 1997. The Registrant offers the Power Commander(TM) in two versions, each of which is a distinctly different product, marketed and sold to different applications using different techniques. These two products are the Three-Phase Power Commander(TM) used in industrial and commercial applications and the Single-Phase Power Commander(TM) used in consumer applications such as home appliances and the like.

On August 7, 2000, and pursuant to the terms and conditions of an Asset Purchase Agreement (the "Asset Agreement") between the Registrant and Performance Control, LLC, a Michigan limited liability company and largest distributor of the Registrant's products ("Percon"). Pursuant to the Asset Agreement, the Registrant acquired Percon's (i) contracts; (ii) current product and inventory;
(iii) state and municipal permits, certificates, registrations, licenses and authorizations; (iv) Intellectual Property; (v) goodwill; (vi) accounts receivable; (vii) prepaid expenses; (viii) furniture, fixtures and equipment;
(ix) Customer Lists; and (x) Internet web site located at www.performancecontrol.com


--------
     (1) Evaluation of Power Efficiency Corporation's Power Commanders(TM). June 10, 1999. J.D. Kueck and R.H. Staunton, Oak Ridge Laboratory, Oak Ridge, Tennessee.
     Motor Controllers Keep Escalating Costs in Check. Energy Users News, April 2000 Edition, page 25.
     (2) Energy Savings on Escalators Attracts Utility-sponsored Rebates. February 2000 Edition of Elevator World Magazine, page___.

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(collectively the "Assets") in consideration for an aggregate of 1,112,245 authorized but unissued shares of the Registrant's common stock, $.001 par value per share. The Registrant also assumed $438,888.20 of Percon's liabilities. The closing of the Registrant's purchase of the Assets was conditioned upon the sale of a minimum of 12 units in the Registrant's May 16, 2000 private offering of a minimum of 12 ($300,000) and a maximum of 40 ($1,000,000) units under and pursuant to the provisions of Rule 506 of Regulation D under the Securities Act of 1933, as amended. Each unit consisted of 25,000 shares of the Registrant's Common Stock, $.001 par value per share, offered at $1.00 per share; and a five year warrant to purchase 25,000 additional shares of the Registrant's Common Stock at $3.00 per share during the first year, $4.00 per share during the second year and $5.00 per share during the third year. As part of the transaction with Percon, the Registrant, Nicholas Anderson and Anthony Caputo, its two principal stockholders; and Percon, Philip Elkus and Stephen L. Shulman, its two principal members entered into a Stockholders' Agreement dated August 7, 2000 (the "Stockholders' Agreement"). The Stockholders' Agreement provides for:
(i) the management of the Registrant; (ii) the regulation of the stockholder's rights in connection with their interests in the Registrant; (iii) the circumstances under which the sale, assignment, transfer, encumbrance or other disposition of their respective issued and outstanding shares in the Registrant shall be restricted; and (iv) the restriction on shares of the Registrant's common stock that may be issued in the future; and (v) the restriction on shares of the Registrant's common stock which may become issuable pursuant to the exercise of options or warrants granted in the future. The Stockholders' Agreement terminates on the date of the first to occur of the following events:
(i) the closing of the sale by one or more of the stockholders pursuant to one or more offerings registered under the Securities Act to any person or group of persons who are not, and who do not become, at the time of sale, parties to the Stockholders' Agreement of a number of shares equal to at least 50% of the maximum total number of shares beneficially owned by all of the stockholders at any time; (ii) bankruptcy, receivership, or dissolution of the Registrant; (iii) the voluntary agreement of all the parties who are then bound by the terms of the Stockholders' Agreement; (iv) the acquisition of all the shares by one of the stockholders; or (v) five years from the date of the Stockholders' Agreement.

        (b) Business of the Registrant

The Registrant's Principal Products

         The Registrant's marketing efforts for the Power Commander(TM) have been concentrated in several industries in which the Registrant's principal stockholders have significant experience. These areas include the elevator and escalator industry; national electrical supply houses; large real estate property management companies; and to a lesser extent, public transportation systems. As the Registrant's operations are scaled up and revenues from the sale of the Power Commander(TM) grow, the Registrant intends to simultaneously (i) market the Power Commander(TM), both directly and through distributors, to other compatible industries such as conveyor and line production systems and (ii) develop and market its Motor Starter product line. The Registrant's Motor Starter product


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is designed to soft start a motor, save energy, protect and conserve the motor, and has the capacity to act as a remote switching device. The Registrant also expects to devote a small portion of its revenues to ongoing research and development for new and improved products.

         The Registrant offers the Power Commander(TM) in two versions, each of which is a distinctly different product, marketed and sold to different audiences using different techniques. These two products are the Three-Phase Power Commander(TM) used in industrial and commercial applications and the Single-Phase Power Commander(TM) used in consumer applications such as home appliances and the like. The Registrant's marketing efforts have been initially concentrated on the Three-Phase Power Commander(TM). Both versions of the Power Commander(TM) reduce energy consumption on electrical equipment by electronically sensing and controlling the amount of energy the motor consumes. The motor only uses the energy it needs to perform its work task thereby increasing its efficiency. The end result is a reduction of energy consumption of approximately twenty-five (25%) to thirty-five (35%) percent in those applications which do not always run at peak load levels.

         The Registrant's management believes that the Power Commander(TM) line offers a technologically superior energy reduction solution as compared to competing products for the following reasons. The Power Commander(TM) is the result of extensive field and laboratory engineering refinements undertaken since 1994. These refinements enable the Power Commander(TM) to offer a superior control system which rapidly and accurately measures and monitors key motor operating conditions and rapidly and accurately adapts motor operating parameters during rapid changes in motor load, all without excessive vibration, synchronization problems or other material adverse effects to the motor or surrounding electrical and mechanical systems.

         Three-Phase Power Commander(TM). The initial market for the Three-Phase Power Commander(TM) is the elevator and escalator industry although the Registrant is also aggressively marketing this product to other industries such as the plastics manufacturing, petroleum and automotive industries. Domestic sales in the elevator and escalator market were $6.3 billion in 1999. Based upon reliable trade journals there are approximately 672,000 elevators and 31,000 escalators, currently in operation in North America alone. Additionally, approximately 21,684 new elevators and 1,281 new escalators, respectively, are installed annually in the domestic market. Each existing installation is a potential candidate for the retrofit of the Three-Phase Power Commander(TM) and each new installation is a potential candidate for initial installation.

         Various other markets such as conveyor systems, machine tools, mining equipment, crude oil pumps, weaving machines etc., are believed to be viable target markets for the Three- Phase Power Commander(TM) and the Registrant is seeking to build a distributorship base to address these markets.

         Single-Phase Power Commander(TM). Like the Registrant's Three-Phase


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Power Commander(TM) described above, the Registrant's Single-Phase Power
Commander(TM) reduces energy consumption in electrical equipment by sensing and controlling the amount of energy the motor consumes. Most motors commonly used in home appliances and other consumer goods are Single-Phase motors. There are millions of Single-Phase motors utilized in consumer goods annually. Unlike the industrial market, retrofitting in this context is not cost efficient.

         Since the Single-Phase Power Commander(TM) is usable in a broad variety of contexts, and can be installed with little effort or expense, it is a product suitable for installation at the OEM level. Consequently, the Registrant's marketing plan for the Single-Phase Power Commander(TM) is to identify the major OEM (Original Equipment Manufacturers) that can best utilize the Single-Phase Controller.

Research and Development

         The Registrant intends to continue its research and development effort to introduce new products based on the Power Commander(TM) solid state technology. Towards this end, and during the two fiscal years ended December 31, 2000, the Registrant spent an aggregate of $44,806 ( Performance Control spent $189,097 in 1999) on research and development activities, virtually none of which was borne by customers. As of the date of this registration statement, the Registrant has under development the Solid State Energy Saving Motor Starter which is described under "Proposed Products." In addition, and for the foreseeable future, the Registrant intends to limit its research and development activities to secondary products for Three-Phase industrial and commercial AC induction motors. Two of these products are (i) a soft starting motor starter (without energy saving features) to compete with existing transformer and other electro-mechanical type motor starters; and (ii) a series of electronic relay systems to turn equipment on and off as required.

Marketing and Sales

         The Registrant's marketing efforts for the Performance Controller(TM) have been concentrated in several industries in which the Registrant's principal stockholders have significant experience. These areas include the elevator and escalator industry; the oil field supply industry, and large real estate property management companies. As of December 31, 1999, approximately 3,500 of the Registrant's Performance Controller(TM)/Power Commander/Energy Master/Ecostart brand units have been installed at more than 120 facilities throughout the United States.

         As the Registrant's operations are scaled up and revenues from the sale of the Performance Controller(TM) grow, the Registrant intends to simultaneously
(i) market the Performance Controller(TM) through Original Equipment Manufacturers (OEM), to other compatible industries such as conveyor and line production systems, machine tools and other industrial applications; and (ii) develop and market its Motor Starter product line. The Registrant's Motor


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Starter product is designed to soft start a motor, which saves energy and protects the motor, and has the capacity to act as a remote switching device.

         In 2000, the Registrant entered into three material contracts for the purchase of Performance Controller(TM) products. The first is an annual contract with Montgomery KONE, the world leader in escalator sales. The second is a five-year contract for Performance Controller(TM) products with the Defense Logistics Agency of the Federal government of the United States and the third is an annual contract with Otis Elevator.

Manufacturing

         The Registrant's manufacturing facility is located in Ann Arbor, Michigan, and its manufacturing activities consist of assembly, QA/QC, and packaging. The Registrant is currently utilizing one of three subcontractors to manufacture the Three-Phase Controllers(TM). The Registrant has negotiated contract-manufacturing arrangements with Systems Control a leading manufacturer in the electronics industry. Systems Control's capacity has been estimated to allow for approximately 1000 units per month. It is anticipated that leasing new or additional space to increase manufacturing capacity in the Detroit area can be done cost-effectively, as production of the Registrant's product is not capital equipment intensive. The Registrant is in the final pre-production testing of electronic modules incorporating the latest gating switches. A key cost component within the technology. Management believes, but there can be no assurance, that this technology will produce a cost reduction of approximately 50% for the total product.

         Product cost-reduction efforts are, and will remain, a focal point of the Registrant. One key element of the program includes an aggressive manufacturing engineering effort to reduce production cycle times as well as material and processing costs. A second element of the program is to out source production operations. The assembly of printed circuit boards by outside suppliers, with automated assembly and test equipment, reduces cost and ensures quality. Thirdly, as the volumes increase, the Registrant intends to recognize favorable purchasing economies, increased labor efficiencies and improved overhead absorption. Also, the Registrant is looking at off shore manufacturing to help meet the anticipated demand for the product.

Source of Supply and Availability of Raw Materials

         The Power Commander(TM) and the Motor Starter have both been designed to use standard, off the shelf, easily acquired components. Such components are tried and trusted and are basic items that are readily available worldwide at very competitive prices. They come in standard and miniature versions and offer the Registrant a large latitude in product design. Both the Power Commander(TM) and Motor Starter use a combination of components. Although the Registrant believes that most of the key components required for the production of its products are currently available in sufficient production quantities from multiple sources, there can be no assurance that they will remain so readily available.


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Competition

         The principal competitive factors in the Registrant's markets include innovative product design, product quality, product performance, utility rebate acceptance, established customer relationships, name recognition, distribution and price.

         The Registrant competes against a number of companies, many of which have longer operating histories, established markets and far greater financial, advertising, research and development, manufacturing, marketing, personnel and other resources than the Registrant currently has or may reasonably be expected to have in the foreseeable future. This competition may have an adverse effect on the ability of the Registrant to commence and expand its operations or operate profitability.

         The Registrant believes that expected competition in the Motor Starter market will be more intense than that for the Power Commander(TM) because the potential market for the Motor Starter is much larger than that for the Power Commander(TM), competitors in that field are more numerous and generally much larger and financially able, and because the Motor Starter is such a staple product type currently being sold by nearly all companies in the electrical component business.

         In addition, the Registrant assumes that there are other companies with substantial financial, technical, manufacturing and marketing resources currently engaged in the development and marketing of products similar to those being developed by the Registrant. Accordingly, some of these companies could launch products competitive with those under development or to be manufactured by the Registrant.

         Notwithstanding the foregoing, as of the date of this registration statement, and insofar as energy saving, soft motor starting devices are concerned, management believes that the three-phase Performance Controller(TM) has no viable direct competition in the United States. However, the Registrant has not conducted any formal market study, and management has based its conclusion based solely upon its experience. There are other devices on the market that provide a soft motor start, without any other energy savings circuitry, and some that provide only energy saving. Management believes that competition for the energy savings feature provided by the Performance Controller(TM) is limited to: (i) controllers such as "MotorMizer" "Power Boss", and the " Power Planner", which utilize a different electronic technology than the NASA/Anderson based technology used by the Registrant; (ii) controllers that utilize variable frequency drive technology; and (iii) companies seeking to replace an older, less efficient motor with a new high efficiency motor.

         Management believes that each of these competitive products are technologically inferior to the Performance Controller(TM) in that they are either: (i) more expensive and more complex to set up in an operating environment; (ii) more restrictive because they by design slow down the speed and performance of the motor; and (iii) of enormous size and produce extensive harmonic distortion. Insofar as high efficiency motor replacement is concerned, management believes that the energy savings gain attributable to high

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efficiency motors is materially lower than that of the Performance
Controller(TM). In addition, the in-rush amperage needed to start an energy efficient motor is many times higher than that needed to start a conventional motor. This factor is made worse because the purchase of a new motor does not provide a soft starting capability without also the purchase of a separate soft start device. The soft starting devices on the market are themselves, at least as costly as a Performance Controller(TM).

         Because of the enormous opportunity in the single-phase motor applications, there have been several companies that have, with different technologies, tried to exploit this market. The "Green Plug" (voltage clamping), "Power Planner" (digital microchip) and "Econelectric" (power factor control) are products that have created industry awareness. However, and to the best of Management's belief, none of the products have achieved market acceptance.

Patents and Proprietary Rights

         The Registrant currently relies on a combination of trade secret, patents and non-disclosure agreements to establish and protect its proprietary rights in its products. There can be no assurance that these mechanisms will provide the Registrant with any competitive advantages. Furthermore, there can be no assurance that others will not independently develop similar technologies, or duplicate or "reverse engineer" the proprietary aspects of the Registrant's technology. Apart from its rights under the NASA license against, which is described below, the Registrant, does have an U.S. patent issued with respect to its products. The "Balanced and Synchronized Phase Detector for an AC Induction Motor Controller" was issued on October 13, 1998 with patent number 5,821,726. The Registrant has additional proprietary technology being assessed for patent filing.

         The Registrant has obtained U.S. Trademark registration of the Power Commander(TM) mark.

         The Registrant is an exclusive licensee pursuant to a patent license agreement of certain Power Factor Controller Technology owned by the United States, as represented by NASA. This license agreement covers the USA and its territories and possessions and does not require the Registrant to pay royalties to NASA in connection with the Registrant's sale of products employing technology utilizing the licensed patents. The Registrant's rights under the agreement are non-transferable and may not be sublicensed without NASA's consent. The agreement terminates upon the expiration of all of the licensed patents, currently 2001, unless reissuance of the patents occurs.

         The Registrant believes that its products and other proprietary rights do not infringe any proprietary rights known to be possessed by third parties. There can be no assurance, however, that third parties will not assert infringement claims in the future, the defense costs of which could be extensive.


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Employees

         At the date of this Registration Statement, the Registrant employs seven persons on a full time basis. Of this number, one person is engaged in administration/international sales, one in sales and marketing, one in engineering/administration, one in engineering/production, one in accounting and finance, one in field installation/technical support and one in clerical, stenographic and reception. At such time as business conditions dictate, the Registrant expects to hire additional personnel for increased production, marketing and sales. The Registrant has no collective bargaining agreements and considers its relationship with its employees to be good. The Registrant utilizes consultants in the areas of electrical and mechanical engineering, manufacturing engineering and finance on an ongoing basis.

Customers

The Registrant currently does business with approximately 25 customers. Of this number, four, including Otis Elevator (Division of United Technologies), KONE, Inc., Millar Elevator Service Co. and the Defense Logistics Agency of the General Service Administration, presently account for approximately 50% of the Registrant's gross revenues. In light of the Registrant's intentions to focus its business on original equipment manufacturers in the elevator, oil field pump and manufacturing industries, the Registrant may be deemed to be and continue to be dependent upon a small number of customers. Accordingly, the loss of one or more of these customers is likely to have a material adverse effect upon the Registrant's business.

Government Regulation

         The Registrant is not required to be certified by any Government Agency's. However, the Registrants products are manufactured to comply with specific Underwriters codes that meet National Safety Standards. Presently, the Registrants products comply with UL 508 standards and have also begun the certification to meet CSA (Canadian electrical standards). The Department of Commerce does not require the Registrants technology to be certified for export. The Registrants Industrial code is 421610 and the SIC code is 5063.

Deregulation of Electrical Energy

         Deregulation of the electrical energy markets is widely expected to create increased competition and increased demand for all products, which reduce energy consumption. Management believes that one important change resulting from deregulation may be the basis on which electricity is measured and sold to industrial customers. In Ohio, one of the first states to deregulate bulk sale of electricity (known as wheeling), and in England, which has had wheeling for several years, electricity is sold based on Kilovolt-Amps ("KVA"). In comparison, electricity in the United States has traditionally been sold based on kilowatt-hours ("KVH").


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         Management believes that the net effect of charging based on KVA rather than KVIH is to reward companies, which are efficient in their use of energy.
The Performance Controller(TM) saves substantially more energy as measured by KVA than it does measured by KVH. As a result, management believes that the advent of wide spread wheeling in the United States could have a materially beneficial effect upon the Registrant's sales volume.

Effect on Environmental Regulations

To the extent that the Registrant's management can determine, there are no federal, state, or local provisions regulating the discharge of materials into the environment or otherwise relating to the protection of the environment with which compliance by the Registrant has had, or is expected to have, a material effect upon the capital expenditures, earnings, or competitive position of the Registrant.

Risk Factors

         Limited Capitalization. As of the date hereof, the Registrant continues to have limited working capital and will be dependent upon additional financing to meet its capital needs. There can be no assurance that any additional financing thereby necessitated will be available on acceptable terms, if at all. Currently, the Registrant has no existing credit facilities or similar bank borrowing arrangements but may seek to secure such arrangements following the effectiveness of this Registration Statement. No assurances can be given that any such arrangements will be secured.

         Limited Operating History, Manufacturing and Distribution Arrangements. To date, and principally attributable to a lack of working capital, the Registrant's operations have been limited in scale. Although the Registrant has a contract manufacturing arrangement with an automated production facility, has established relationships with suppliers, and received contracts for its products, the Registrant may experience difficulties in production scale-up, inventory management, product distribution and working capital until such time as the Registrant's operations have been scaled-up to normal commercial levels. There can be no assurance that the Registrant will operate profitably.

         Registrant's License From NASA Exclusive for the USA. The basic technology upon which the Registrant's products are based is derived from a patent license agreement by and between the Registrant and NASA. The Registrant's license from NASA is exclusive for the USA, although the Registrant is one of only two licensees of NASA's Power Factor Controller Technology worldwide. The Registrant has also made certain improvements to the basic technology covered by the NASA license, which may place the Registrant in a competitively superior position to the other licensee. No assurance can be given, however, that the other licensee will not seek to improve the basic technology in a manner similar to that of the Registrant.

         Supplier Dependence. Although the Registrant believes that most of the key components required for the production of its products are currently available in sufficient


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production quantities from multiple sources, there can be no assurance that they will remain so readily available. It is possible that other components required in the future may necessitate custom fabrication in accordance with specifications developed or to be developed by the Registrant. Also, in the event that the Registrant, or its contract manufacturer as applicable, is unable to develop or acquire components in a timely fashion, the Registrant's ability to achieve production yields, revenues and net income will be adversely affected.

         Sales and Marketing Risks. The Registrant's products are currently distributed through the network of contacts established by the Registrant's principal stockholders, which contacts were developed out of other business enterprises conducted by them. The Registrant's future growth and profitability will depend upon the successful development of a distribution network and upon their ability to penetrate the market with the Registrant's products.

         Competition; Rapid Technological Change. The Registrant competes against a number of companies, many of which have longer operating histories, established markets and far greater financial, advertising, research and development, manufacturing, marketing, personnel and other resources than the Registrant currently has or may reasonably be expected to have in the foreseeable future. This competition may have an adverse effect on the ability of the Registrant to expand its operations or operate profitability. The motor control industry is highly competitive and characterized by rapid technological change. The Registrant's future performance will depend in large part upon its ability to become and remain competitive and to develop, manufacture and market acceptable products in these markets. Competitive pressures may necessitate price reductions, which can adversely affect revenues and profits. If the Registrant is not competitive in its ongoing research and development efforts, its products may become obsolete, or be priced above competitive levels. Although management believes that, based upon their performance and price, the Registrant's products are attractive to customers, there can be no assurance that competitors will not introduce comparable or technologically superior products, which are priced more favorably than the Registrant's products.

         No Cash dividends on Common Stock. The Registrant has not paid or declared any dividends on its common stock and does not anticipate paying or declaring any cash dividends on its common stock in the foreseeable future.

         Possible Resales Under Rule 144. All of the approximately 4,000,000 shares of the Registrant's common stock held by the Registrant's officers, directors and principal (10%) stockholders and all shares of common stock issuable upon exercise of outstanding stock options which have been and may be granted under the Registrant's incentive stock option plan have not been registered under the Act, but may, under certain circumstances, be available for public sale by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Act, subject to certain limitations. In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one-year holding period may, under certain circumstances, sell within any three-month period a number of securities which does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume of the class during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of securities, without any limitation, by a person who is not an affiliate of the Registrant and who has satisfied a two-year holding period. Any substantial sale of the Registrant's common stock pursuant to Rule 144 may have an adverse effect on the market price of the Unit Shares.

         Potential Effect of Penny Stock Rules on Liquidity of Shares. If the Registrant's securities are not listed on NASDAQ or certain other national securities exchanges and the price thereof falls below $5.00, then subsequent purchases of such securities will be subject to the requirements of the penny stock rules absent the availability of another exemption. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). The penny stock rules require a broker-dealer to deliver a standardized risk disclosure document required by the SEC, to provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer's account, to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If the Registrant's securities become subject to the penny stock rules, investors in this Offering may find it more difficult to sell their securities. If the Registrant's securities were subject to the existing or proposed regulations on penny stocks, the market liquidity for the Registrant's securities could be severely and adversely affected by limits on the ability of broker/dealers to sell the Registrant's securities and the ability of purchasers in this Offering to sell their securities in the secondary market.

         Limitation on Directors' Liabilities under Delaware Law. Pursuant to the Registrant's Certificate of Incorporation and under Delaware law, directors of the Registrant are not liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty, except for liability in connection with a breach of duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for dividend payments or stock repurchases illegal under Delaware law or any transaction in which a director has derived an improper personal benefit.

         Authorization and Discretionary Issuance of Preferred Stock. The Registrant's Certificate of Incorporation authorizes the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Registrant's Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividends, liquidation, conversion, voting or other rights which could adversely affect the relative voting power or other rights of the holders of the Registrant's common stock. In the event of issuance, the preferred stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Registrant, which could have the effect of discouraging bids for the Registrant and thereby prevent stockholders from receiving the maximum value for their shares. Although the Registrant has no present intention to issue any shares of its preferred stock, there can be no assurance that the Registrant will not do so in the future.

         Product Liability Risk. The Registrant may be subject to potential product liability claims that could, in the absence of sufficient insurance coverage, have a material adverse impact on the Registrant. Presently, the Registrant has general liability coverage that includes product liability up to two million dollars. Any large product liability suits occurring early in the Registrant's growth may significantly adversely affect the Registrant's ability to expand the market for its Power Commander(TM) line of products.

         No Key Man Insurance. The Registrant presently has no key man life insurance policies. As soon as practicable following the commencement of profitable operations (of which there can be no assurance), the Registrant intends to purchase key man life insurance on the lives of its two principal executive officers, Stephen L. Shulman and Nicholas Anderson. Upon purchase of such insurance, the Registrant intends to pay the premiums and be the sole beneficiary. The lack of such insurance may have a material adverse effect upon the Registrant's business.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF ARRANGEMENT

(a) Plan of Operation -N/A

(b) Management's Discussion and Analysis of Financial Condition and results of Operations

Overview

         The Registrant generates revenues from a single business segment, the design, development, marketing and sale of proprietary solid state electrical components designed to effectively reduce energy consumption in alternating current induction motors. From inception (October 19, 1994) through 1997, the Registrant was a development stage entity.

From February through August 2000, the Registrant was essentially inactive. On August 7, 2000, the Registrant purchased the assets of Percon, the largest distributor of the Registrant's products, and relocated its principal offices and facilities to Percon's facilities in Ann Arbor, Michigan. The Registrant began generating revenues from sale of its patented Power Commander(TM) line of motor controllers in 1996. As of December 31, 1999, the Registrant had an accumulated deficit of $143,524, primarily as a result of the Registrant's investment in research, development and infrastructure.

Comparison of Six Months Ended June 30, 1999 and 2000

     Revenues. Revenues for the six months ended June 30, 2000 were $9600 compared to $40,589 for the six months ended June 30, 1999, an decrease of $30,989, or322%. The decrease in revenue was principally attributable to completion of product development.

     Cost of revenues. Cost of revenues for the six months ended June 30, 2000 decreased to $38,738, or -403% of revenues, from $310,404 or -765% of revenues, for the six months ended June 30, 1999. The decrease in cost of revenues as a percentage of revenues was primarily due to limited sales and increased development costs.

     Research and development. Research and development expenses were $7,000, or 73% of revenues, for the six months ended June 30, 2000 as compared to $13,241, or 33% of revenues, for the six months ended June 30, 1999 due to technical developments that required re-evaluation.

     Selling, general and administrative. Selling, general and administrative expenses decreased to $19,540, or 203% of revenues, for the six months ended June 30, 2000 from $195,096, or 480% of revenues, for the six months ended June 30, 1999. The decrease in expenses was primarily due to decreases in sales, marketing and administrative personnel.

Liquidity and Capital Resources

     Since inception, the Rregistrant has financed its operations primarily through the sale of equity securities. The Registrant has received a total of approximately $1,128,102 from public and private offerings of its equity securities. As of December 31, 1999, the Registrant did not have any cash and cash equivalents. As of June 30, 2000, the Registrant had cash and cash equivalents of $661.

     Cash used in operating activities was $666 for the six months ended June 30, 2000, $(182,499)in 1999, and $(96,656) in 1998. Cash used in operating activities in the six months ended June 30, 2000 reflected a net loss of $29,137. In 1999, cash used in operating activities reflected a net loss of $418,171. In 1998, cash used in operating activities reflected a net loss of 339,687.

 The Registrant expects to experience growth in its operating expenses, particularly in research and development and selling, general and administrative expenses, for the foreseeable future in order to execute its business strategy. As a result, the Registrant anticipates that operating expenses, as well as planned capital expenditures, will constitute a material use of any cash resources.

     Management believes that its existing cash and cash equivalents are insufficient to meet the Registrant's anticipated cash needs for the next 6 months. Since capital resources are insufficient to satisfy the Registrant's liquidity requirements, Management intends to seek to sell additional equity securities or debt securities or obtain debt financing. The Registrant has not made arrangements to obtain additional financing and there is no assurance that financing, if required, will be available in amounts or on terms acceptable to Management, if at all.

Comparison of Fiscal Year Ended December 31, 1999 and 1998

Revenues.

Revenues for the fiscal year ended December 31, 1999 were $83,679 compared to $72,949 for the fiscal year ended December 31, 1998, an increase of $10,730, or approximately 15%. The decrease in revenue was principally attributable to hold on product shipments.

     Cost of revenues. Cost of revenues for the fiscal year ended December 31, 1999 increased to $186,831 or 224% of revenues, from $159,902 or 218% of revenues, for the fiscal year ended December 31, 1998. The increase in cost of revenues as a percentage of revenues was primarily due to material costs.

     Research and development. Research and development expenses were $23,232, or approximately 28% of revenues, for the fiscal year ended December 31, 1999 as compared to $21,574, or approximately 29% of revenues, for the fiscal year ended December 31, 1998 due to increased overhead.

     Selling, general and administrative. Selling, general and administrative expenses increased to $291,587, or 348% of revenues, for the fiscal year ended December 31, 1999 from $232,416, or 319% of revenues, for the fiscal year ended December 31, 1998. The increase in expenses was primarily due to increases in sales, marketing and administrative personnel and travel.

Liquidity and Capital Resources

     Since inception, the Registrant has financed its operations primarily through the sale of equity securities. The Registrant has received a total of approximately $1,128,102 from public and private offerings of its equity securities. As of December 31, 1999, the Registrant did not have any cash and cash equivalents. As of December 31, 1999, the Registrant had no cash and cash equivalents.

     Cash used in operating activities was $(351) for the fiscal year ended December 31, 1999, and $1,816 in 1998. Cash used in operating activities in the fiscal year ended December 31, 1999 reflected a net loss of $418,171. In 1998, cash used in operating activities reflected a net loss of $339,687.

 The Registrant expects to experience growth in its operating expenses, particularly in research and development and selling, general and administrative expenses, for the foreseeable future in order to execute its business strategy. As a result, the Registrant anticipates that operating expenses, as well as planned capital expenditures, will constitute a material use of any cash resources.

     Management believes that its existing cash and cash equivalents are insufficient to meet the Registrant's anticipated cash needs for the next 6 months. Since capital resources are insufficient to satisfy the Registrant's liquidity requirements, Management intends to seek to sell additional equity securities or debt securities or obtain debt financing. The Registrant has not made arrangements to obtain additional financing and there is no assurance that financing, if required, will be available in amounts or on terms acceptable to Management, if at all.


 Recent Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS No. 133,") as amended by SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB No. 133" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Hedging Activities." SFAS 133 requires that all derivative financial instruments be recorded on the balance sheet at their fair market value. Changes in the fair market value of derivatives are recorded each period in current earnings (loss) or comprehensive income (loss), depending on whether a derivative is designed as part of a hedge transaction, and if so, the type of hedge transaction. Virtually all of the Registrant's revenues and the majority of its costs are denominated in U.S. dollars, and to date, the Registrant has not entered into any derivative contracts. The effective date of SFAS 133, as amended by SFAS 137 and SFAS 138, is for fiscal years beginning after June 15, 2000.

     In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements", ("SAB 101"), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. The Registrant has complied with the provisions of SAB 101 for all periods presented.

     In March 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation -- an Interpretation of APB 25" ("FIN 44"). This interpretation clarifies the definition of an employee for purposes of applying Opinion 25; the criteria for determining whether a plan qualifies as a noncompensatory plan; the accounting consequence of various modifications to the terms of a previously fixed stock option plan or award; and the accounting for an exchange of stock compensation awards in business combinations. FIN 44 is effective July 1, 2000; however certain conclusions in this interpretation cover specific events that occur after either December 15, 1998, or January 12, 2000. To the extent that this interpretation covers events occurring during the period after December 15, 1998, or January 12, 2000, but before the effective date of July 1, 2000, the effects of applying this interpretation are recognized on a prospective basis from July 1, 2000. The adoption of certain of the provisions of FIN 44 prior to June 30, 2000 did not have a material effect on the financial statements. The Registrant does not expect that the adoption of the remaining provisions will have a material effect on the financial statements.

Cash Requirements and Need for Additional Funds

         The Registrant anticipates a substantial need for cash to fund its working capital requirements for the next twelve months. It is the opinion of management that approximately $______would be required to fill existing orders and to expand the Registrant's marketing, sales and operations during the next twelve months. .

ITEM 3.  DESCRIPTION OF PROPERTY

         The Registrant maintains its principal executive offices at 4220 Varsity Drive, Suite E, Ann Arbor, Michigan where approximately 6,000 square feet of space is leased from a non-affiliated landlord pursuant to a five year lease which expires in February of 2001. The lease, which provides for base rent of approximately $4,500 per month, requires the Registrant to pay taxes and common area maintenance charges (aggregating approximately $ 550 per month), and provides for an option to renew the same for a single additional term of three
(3) years. The Registrant's premises are adequate for its present needs and are being utilized to approximately 100% of their capacity.

         In light of the pending expiration of its lease, the Registrant intends to enter into negotiations with its non-affiliated landlord with a view towards executing either an extension of its existing lease or a new lease, both of which will provide for upgraded electrical capacity. Alternatively, the Registrant intends to explore the availability of other suitable space in the same general geographic area as its existing executive offices.

         There can be no assurance that the Company will execute a extended or new lease with its existing landlord. However, and in the opinion of management, the state of the Ann Arbor and surrounding area real estate market is such that numerous alternate offices are available at comparable or similar terms; and that such a course of action would not have a material adverse effect on the Registrant's business.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         (a) Security Ownership of Certain Beneficial Owner. The information is furnished as of September 30, 2000, as to the number of shares of the Registrant's Common Stock, $.001 par value per share owned beneficially or is known by the Registrant to own beneficially more than 5% of any class of such security:

  Name and Address               Amount and Nature
  of Beneficial                     of Beneficial
      Owner                          Ownership (1)       Percentage of Class(1)
      -----                          -------------       ----------------------

Anthony C. Caputo
1155 Colonial Way
Bridgewater, NJ 08807               1,340,000(2)                        23%

Nicholas Anderson
1536 208th Street
Bayside, NY 11360                   1,646,500(3)(4)                     28%

Performance Control LLC
4220 Varsity Drive, Suite E
Ann Arbor, MI 48108                 1,004,853(5)                        17%
---------------------

(1) Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The number of shares of common stock outstanding used in calculating the percentage for each above listed person assumes that none of the issued and outstanding options to purchase an aggregate of 500,000 shares of the Registrant's common stock or common stock purchase warrants to acquire an aggregate of 50,000 shares of the Registrant's common stock have been exercised. Percentage of beneficial ownership is based on 5,795,845 shares of common stock outstanding as of September 30, 2000.

(2) Does not include an aggregate of: (i) 131, 820 shares that Mr. Caputo is entitled to purchase at $2.00 per share pursuant to five year, Non-Qualified Incentive Stock Options; or (ii) 18,180 shares that Mr. Caputo is entitled to purchase at $5.50 per share pursuant to five year, Qualified Incentive Stock Options. All options were granted on November 6, 1996 under the Registrant's 1994 Incentive Option Plan (the "Plan") and repriced on September 7, 2000.

(3) Does not include an aggregate of: (i) 131, 820 shares that Mr. Anderson is entitled to purchase at $2.00 per share pursuant to five year, Non-Qualified Incentive Stock Options; or (ii) 18,180 shares that Mr. Caputo is entitled to purchase at $5.50 per share pursuant to five year, Qualified Incentive Stock Options. All options were granted on November 6, 1996 under the Plan and repriced on September 7, 2000.

(4) Includes an aggregate of 200,000 shares pledged as collateral security for a $100,000 loan made to the Registrant pursuant to a written loan agreement dated September 29, 1999 with a non-affiliated party.

(5) Represents shares issued pursuant to the Asset Agreement and subject to the Stockholders' Agreement.

(b) Security Ownership of Management. The information is furnished as of September 30, 2000, as to the number of shares of the Registrant's Common Stock, $.001 par value per share owned beneficially by each executive officer and director of the Registrant and by all executive officers and directors as a group:

  Name and Address               Amount and Nature
  of Beneficial                     of Beneficial
      Owner                          Ownership (1)       Percentage of Class(1)
      -----                          -------------       ----------------------

Stephen L. Shulman,
President
4220 Varsity Drive, Suite E
Ann Arbor, MI 48108                    64,843(2)                          -

Nicholas Anderson,
Chief Technology Officer
1536 208th Street
Bayside, NY 11360                   1,646,500(3)(4)                     28%

Arthur Smith,
Treasurer
4220 Varsity Drive, Suite E
Ann Arbor, MI 48108                         -                            -

Gerard S. DiFiore,
Secretary
One Riverfront Plaza
Newark, NJ 07102-5400                       - (5)

All Officers and
Directors as a Group
(4 persons)                         2,715,196 (6)(7)                    47%
-----------------------
(1) Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The number of shares of common stock outstanding used in calculating the percentage for each above listed person assumes that none of the issued and outstanding options to purchase an aggregate of 500,000 shares of the Registrant's common stock have been exercised. Percentage of beneficial ownership is based on 5,795,845 shares of common stock outstanding as of September 30, 2000.

(2) Does not include an aggregate of 1,004,853 shares owned of record by Performance Control LLC, a Michigan limited liability Registrant and principal stockholder of the Registrant, of which Stephen Shulman is a member and manager.

(3) Does not include an aggregate of: (i) 131, 820 shares that Mr. Anderson is entitled to purchase at $2.00 per share pursuant to five year, Non-Qualified Incentive Stock Options; or (ii) 18,180 shares that Mr. Anderson is entitled to purchase at $5.50 per share pursuant to five year Qualified Incentive Stock Options. All options were granted on November 6, 1996 under the Plan and repriced on September 7, 2000.

(4) Includes: (i) an aggregate of 200,000 shares pledged as collateral security for a $100,000 loan made to the Registrant pursuant to a written loan agreement dated September 29, 1999 with a non-affiliated party; and (ii) 50,000 shares pledged as collateral security for the Registrant's line of credit from Michigan Heritage Bank.

(5) Does not include an aggregate of 30,00 shares that Mr. Gerard S. DiFiore is entitled to purchase at $2.00 per share pursuant to five year, Non-Qualified Incentive Stock Options granted on November 6, 1996 under the Plan and repriced on September 7, 2000.

(6) Includes: (i) an aggregate of 64,843 shares owned of record by Stephen L. Shulman, President of the Registrant; and (ii) an aggregate of 1,004,853 shares owned of record by Performance Control LLC, a Michigan limited Liability Company of which Stephen L. Shulman is a member and manager.

(7) Does not include an aggregate of 30,00 shares that Mr. Gerard S. DiFiore is entitled to purchase at $2.00 per share pursuant to five year, Non-Qualified Incentive Stock Options granted on November 6, 1996 under the Plan and repriced on September 7, 2000.
        (c) Changes in Control . As of the date of this Registration Statement, the Registrant has not entered into any agreements, the operation of which may at a subsequent date result in a change of control of the Registrant.

ITEM 5.    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

        (a) Identify Directors and Executive Officers.
        The following table sets forth: (1) names and ages of all persons who presently are and who have been selected as directors of the Registrant; (2) all positions and offices with the Registrant held by each such person; (3) the term or office of each person named as a director; and (4) any period during which he or she has served a such:


                      Duration and
                      Expiration           Position  &          Age and
                      Date of              Office with          Director
Name                  Present Term         Registrant           Since
--------------------------------------------------------------------------------
Anthony C. Caputo          -                     Chairman        73    October 15, 1994(1)

Stephen L. Shulman     Next    Annual     President, Chief       57    August 15, 2000(1)
                       Meeting of         Executive Officer
                       Stockholders       and Chairman

Nicholas Anderson      Next Annual        Chief Technology       65    October 15, 1994(1)
                       Meeting of         Officer and
                       Stockholders       Director

Scott Straka           Next Annual        Director               35    August 15, 2000(1)
                       Meeting of
                       Stockholders

Art Smith              Next Annual        Treasurer              75    August 15, 2000(1)
                       Meeting of
                       Stockholders

Gerard S. DiFiore       Next  Annual      Secretary              42    August 15, 2000(1)
                        Meeting of
                        Stockholders

------------------------

         (1) Anthony C. Caputo resigned as Chairman of the Registrant's Board of Directors on August 7, 2000. Nicholas Anderson resigned as President and Chief Operating Officer of the Registrant on August 7, 2000 and Stephen L. Shulman was elected in his place and stead to serve until the next annual meeting of the Board of Directors of the Registrant. On the same day, Mr. Anderson was elected as the Registrant's Chief Technology Officer. Gerard S. DiFiore resigned as a Director of the Registrant on August 7, 2000 and Stephen L. Shulman was elected in his place and stead to serve until the next annual meeting of the stockholders of the Registrant. On August 7, 2000 Mr. Arthur Smith was elected Treasurer of the Registrant. The change in the Registrant's management was occasioned by the August 7, 2000 business combination with Percon represented by the Asset Agreement and the Stockholders' Agreement.

         Except for the August 7, 2000 Shareholders' Agreement that became an integral part of the Registrant's the August 7, 2000 business combination with Percon, the terms of which are enumerated in Item 1, there is no understanding or arrangement between any directors or any other person or persons pursuant to which such individual was or is to be selected as a director or nominee of the Registrant. In addition, there are no agreements or understandings for an officer or director to resign at the request of another person and the above-named officers and directors are not acting on behalf of nor will act at the direction of any other person.

         (4) Business Experience

         The following is a brief account of the experience, during the past five years, of each director and executive officers of the Registrant:

         Stephen L. Shulman has been the Registrant's President, Chief Executive Officer and a Director since August, 2000. Prior thereto since 1992, Mr. Shulman was a founder of Performance Control, LLC and served as a member and a manager thereof since its inception. Prior thereto since 1986, Mr. Shulman was the founder and Chairman of Fiberoptic Sensor Technology, Inc., a, manufacturer and marketer of pressure sensors for medical and industrial applications in Ann Arbor, Michigan, for which he served as its President from 1986 to 1992. Prior thereto, Mr. Shulman was President of Medical Devices Inc. of Michigan, a privately held manufacturer's representative company. Mr. Shulman has over 20 years of sales and marketing management experience with Medtronic, Inc. and Pacesetter Medical Systems. Mr. Shulman attended Wayne State University.

         Nicholas Anderson, a founder of the Registrant, served as the Registrant's President, Chief Executive Officer and a Director from its inception in 1994 until August 2000 when he became Chief Technology Officer. Mr. Anderson has over 20 years experience in the sale, marketing and product development of electrical and electronic products, primarily in the energy saving market. From 1992 to the present, Mr. Anderson has been a Director of Energy Services of Coyne Electrical Contracting, Inc., a major electrical service organization based in New York City. From 1988 to 1992, Mr. Anderson was the founder and Chief Executive Officer of Power Reducing Equipment, Inc., a company formed to develop products to reduce energy consumption in AC motors. During this period, Mr. Anderson obtained a patent, which was issued in April 1994. From 1980 to 1988, Mr. Anderson was President of Commander Control, Inc., a subsidiary of Endless Energy Corporation, a conglomerate involved in the manufacture and sale of various energy saving products. In this capacity, Mr. Anderson was responsible for designing a complete line of motor controllers and for manufacturing various energy products including controllers in South Korea and Hong Kong. Mr. Anderson was also responsible for creating a worldwide distribution network for motor controllers including the United States, the United Kingdom, Belgium, Greece, Japan, Hong Kong, South Korea, Mainland China, Venezuela and the Dominican Republic. Mr. Anderson attended the City College School of Engineering, and received a certification in Electronics Design from Manhattan Technical Institute in 1957.

         Scott Straka has been a director of the Registrant since August 2000. Simultaneously therewith since 1996, Mr. Straka has been employed by the Power and Industrial Division of Hitachi America, LTD, an international manufacturer of engineered equipment serving the power generation market, as a Project and Sales Manager for three different product types with $71 million in annual sales. Prior thereto since 1990, Mr. Straka served as a Sales Engineer in the Plainfield, NJ office of Sulzer Bingham Pumps, Inc., a Portland, OR, manufacturer and distributor of centrifugal pumps for the power and refinery industry. Prior thereto since 1986, Mr. Straka served as a Consulting Engineer for Mult Tech

Associates, Inc. an engineering consulting company in South Plainfield, NJ. Mr. Straka received a bachelor of science degree in Mechanical Engineering from the University of Dayton in 1986.

         Arthur Smith has been the Registrant's Treasurer since August , 2000. From August 1997 to present, Mr. Smith has been the Comptroller for Performance Control LC. He was President and Chairman of Healthmaster, Inc. a software development company from 1989 to Jan. 1997. Mr. Smith has been a Certified in Public Accountant in the State of Michigan since 1952 and was in private practice until 1988. Mr. Smith received a bachelor of arts degree in accounting from Wayne State University in 1948.

         (5)        Directorships

Each Director of the Registrant has indicated to the Registrant that he is not a director in any other registrant with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 13(d) or 15(d) of such act or any investment company registered under the Investment Registrant Act of 1940.

         (b) Identification of Certain Significant Employees

         The Registrant does not presently employ any person as a significant employee who is not an executive officer but who makes or is expected to make a significant contribution to the business of the Registrant.

         (c) Family Relationships

         No family relationship exist between any director or executive officers of the Registrant.

         (d) Involvement in Certain Legal Proceedings

         No event listed in Sub-paragraphs (1) through (4) of Subparagraph (d) of Item 401 of Regulation S-B, as occurred with respect to any present executive officer or director of the Registrant or any nominee for director during the past five years and which is material to an evaluation of the ability or integrity of such director or officer.

Investment Company Act of 1940

         Although the Registrant will be subject to regulation under the Securities Act, management believes the Registrant will not be subject to regulation under the Investment Company Act of 1940 insofar as the Registrant will not be engaged in the business of investing or trading in securities. In the event the Registrant engages in a business combination, which result in the Registrant holding passive investment interests in a number of entities the Registrant could be subject to regulation under the Investment Company Act of 1940. In such event the Registrant would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Registrant has obtained no formal determination from the SEC as to the status of the Registrant under the Investment Company Act of 1940, any violation of which would subject the Registrant to material adverse consequences.

ITEM 6.  EXECUTIVE COMPENSATION.

         (a)(b)     General and Summary Compensation Table

The following table sets forth the compensation paid by the Registrant during the last three completed fiscal years to the Registrant's Chief Executive Officer, the sole individual required to be disclosed who received compensation from the Registrant:


                              Annual Compensation                        Long-Term  Compensation
                                                                          Awards
Payouts
-----------------------------------------------------------------------------------------------------------------
                                                       Other                  Securities              All
                                                       Annual     Restricted  Underlying              Other
                                               Bonus   Compen-    Stock       Options/      LTIP Pay  Compen-
Name and Principal Position   Year    Salary           sation     Awards      SAR's          Outs     sation
-----------------------------------------------------------------------------------------------------------------
Nicholas Anderson,            1997    60,000   -                  -           -             -         -
President and CEO
-----------------------------------------------------------------------------------------------------------------
Nicholas Anderson,            1998    60,000   -                  -           -             -         -
President and CEO
-----------------------------------------------------------------------------------------------------------------
Nicholas Anderson,            1999    60,000   -                  -           -             -         -
President and CEO
-----------------------------------------------------------------------------------------------------------------

         (c) Option/SAR Grant Table. During the two fiscal years ended December 31, 2000, no grants of stock options or freestanding SAR's were made by the Registrant. Notwithstanding the foregoing, an aggregate of 500,000 shares of the Registrant's Common Stock, $.001 par value per share are reserved for issuance pursuant to the Registrant's long-term incentive plan adopted by the Registrant's Board of Directors and stockholders in 1994. On November 1, 1996, the Registrant issued five year, non-incentive options to purchase an aggregate of 463,640 shares at $5.00 per share to the following individuals which were repriced to $2.00 on September 7, 2000:

-------------------------------------- --------------------- --------------------------------------------------
Name of Recipient                       No. of Shares         Relationship to Registrant in 1996
-------------------------------------- --------------------- --------------------------------------------------
Nicholas Anderson                       131,820               Executive Officer and Director
-------------------------------------- --------------------- --------------------------------------------------
Anthony C. Caputo                       131, 820              Executive Officer and Director
-------------------------------------- --------------------- --------------------------------------------------
R. Scott Caputo                         150,000               None
-------------------------------------- --------------------- --------------------------------------------------
Gerard S. DiFiore                        30,000               Executive Officer and Director
-------------------------------------- --------------------- --------------------------------------------------
Norbert Mayer                            20,000               Employee
-------------------------------------- --------------------- --------------------------------------------------

         (d) Aggregate Option/SAR Exercises and Fiscal Year- End Option/SAR Value Table. No stock options or freestanding SAR's were exercised during the two fiscal years ended December 31, 2000.

         (e) Long-Term Incentive Plan ("LTIP") Awards Table. During the two fiscal years ended December 31, 2000, no LTIP awards were made by the Registrant.

         (f) Compensation of Directors. (1) and (2). During the two fiscal years ended December 31, 2000, no director of the Registrant received any compensation, whether pursuant to any standard or other arrangement or otherwise.

         (g) Employment Contracts and Termination of Employment, and Change-in Control Arrangements. (1) and (2). No executive officer, director or employee of the Registrant is serving pursuant to the terms of a written employment or other compensation agreement, understanding or arrangement with the Registrant; and no such agreement was entered into during the two fiscal years ended December 31, 2000.

         (h) Report on Repricing of Options/SAR's. No stock options or freestanding SAR's were repriced during the two fiscal years ended December 31, 2000. However, and as enumerated above, non incentive options to purchase an aggregate of 463,640 shares granted on November 1, 1996 at $5.00 per share, were repriced to $2.00 on September 7, 2000.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         (a)(b) Transactions With Executive Officers, Directors and Principal Stockholders, Etc.

         On September 30, 2000, Nicholas Anderson, an executive officer, director and principal stockholder of the Registrant, pledged an aggregate of 50,000 shares of the Registrant's common stock to the Michigan Heritage Bank as collateral security for a $100,000 line of credit the Registrant is seeking to secure from the bank. Except for the foregoing, and during the two fiscal years ended December 31, 2000, and except as enumerated in Item 1a of this Report no officer, director or relative or spouse of the foregoing persons or any relative of such person who has the same home as such person, or is a director or other officer of any parent or subsidiary of the Registrant or any shareholder known by the Registrant to own of record or beneficially more than five (5%) percent of the Registrant's Common Stock, had a direct or indirect material interest in any transaction or presently proposed transaction to which the Registrant or any of its parents or subsidiaries was or is a party.

         (c) Parents. Nicholas Anderson, a founder of the Registrant the record and beneficial owner of an aggregate of 1,645,500 shares of the Registrant's Common Stock, representing a 28% equity interest in the Registrant as of September 30, 2000, may be deemed to be a parent of the Registrant. In addition, Anthony C. Caputo, a founder of the Registrant the record and beneficial owner of an aggregate of 1,340,000 shares of the Registrant's Common Stock, representing a 23% equity interest in the Registrant as of September 30, 2000, may also be deemed to be a parent of the Registrant.

         (d) Transactions with Promoters. Inapplicable.

ITEM 8.  DESCRIPTION OF SECURITIES

         The authorized capital stock of the Registrant consists of 9,000,000 shares of Common Stock, par value $.001 per share, of which 5,795,845 shares are issued and outstanding. The following statements relating to the capital stock are summaries and do not purport to be complete. Reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation and the By-laws, copies of which are filed as exhibits to this Registration Statement.

(a)      Description of Rights and Liabilities of Common Stockholders
         ------------------------------------------------------------

         1. Dividend Rights - The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the Board of Directors of the Registrant may from time to time determine. The board of directors of the Registrant will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration the Registrant's earnings, financial condition, capital requirements and such other factors as the board may deem relevant.

         2. Voting Rights - Each holder of the Registrant's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. All voting is noncumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the directors can elect all the directors. The board of directors may issue shares for consideration of previously authorized but unissued common stock without future stockholder action.

         3. Liquidation Rights - Upon liquidation, the holders of the common stock are entitled to receive pro rata all of the assets of the Registrant available for distribution to such holders.

         4. Preemptive Rights - Holders of common stock are not entitled to preemptive rights.

         5. Conversion Rights - Options to purchase an aggregate of 500,000 shares of the Registrant's common stock are presently issued and outstanding under the Registrant's 1994 Stock Option Plan; and common stock purchase warrants to acquire an aggregate of 50,000 shares of the Registrant's common stock are presently issued and outstanding, none of which have been exercised.

         6. Redemption rights - no redemption rights exist for shares of common stock.

         7. Sinking Fund Provisions - No sinking fund provisions exist.

         8. Further Liability For Calls - No shares of common stock are subject to further call or assessment by the issuer. The Registrant has not issued stock options as of the date of this registration statement.

         9. Potential Liabilities of Common Stockholders to State and Local Authorities - No material potential liabilities are anticipated to be imposed on stockholders under state statutes.

(b)     Debt Securities

The Registrant is not registering any debt securities, nor are any outstanding.

(c)     Other Securities To Be Registered

The Registrant is not registering any security other than its Common Stock.

Glossary

The Registrant                 Power Efficiency Corporation, the
                               company whose common stock is the subject of this registration statement.

Exchange Act                   The   Securities   Exchange  Act  of  1934,  as
                               amended.

"Penny Stock" Security         As defined  in Rule  3(a)(51)  of the  Exchange
                               Act a "penny stock" security is any equity security other than a security (i) that is a reported security (ii) that is issued by an investment company (iii) that is a put or call issued by the Options Clearing Corporation

                               (iv) that has a price of $5.00 or more (except for purposes of Rule 419 of the Securities
                               Act) (v) that is registered on a national securities exchange (vi) that is authorized for quotation on the Nasdaq Stock Market, unless other provisions of Rule 3a5l-l are not satisfied, or (vii) that is issued by an issuer with (a) net tangible assets in excess of $2,000,000, if in continuous operation for more than three years or $5,000,000 if in operation for less than three years or (b) average revenue of at least $6,000,000 for the last three years.

Securities Act                 The Securities Act of 1933, as amended.

Small Business Issuer          As defined in Rule 12b-2 of the  Exchange  Act,
                               a "Small  Business  Issuer"  is an  entity  (i)
                               which has  revenues  of less  than  $25,000,000
                               (ii)  whose  public   float  (the   outstanding
                               securities not held by affiliates)  has a value
                               of  less  than  $25,000,000  (iii)  which  is a
                               United States or Canadian  issuer (iv) which is
                               not  an   Investment   Company  and  (v)  if  a
                               majority-owned    subsidiary,    whose   parent
                               corporation is also a small business issuer.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS.

(a) Market Information.

         The principal market for the Registrant's Common Stock, its only class of publicly traded equity securities, is the over-the-counter market.

         The following table indicates the quarterly high and low price ranges of the Registrant's Common stock representing actual trades in the over-the-counter market during the two fiscal years ended December 31, 1999 and for the first three quarters of fiscal 2000 through September 12, 2000. From January 1, 1998 through March 21, 2000, the table indicates the quarterly high and low bid and ask price ranges as reported by the Trading and Market Service of the Nasdaq Stock Market, Inc. From March 22, 2000 through September 12, 2000, the table indicates the quarterly high and low closing price ranges as reported by the National Quotation Bureau, Inc.

                                              Fiscal 1998:


                                             HIGH                                LOW
                                             ----                                ---
                                    Bid              Ask                    Bid              Ask

FIRST QUARTER
January 1st  through
March 31, 1998                   11.125               12.125                 9.5              10.25

SECOND QUARTER
April 1st through
June 30, 1998                    11.625               12.625                 5                 7.25

THIRD QUARTER
July 1st through
September 31, 1998               7.375                9.25                   5                 7

FOURTH QUARTER
October 1st through
December 31, 1998                6.125                8                      5.25              6.125

                                                Fiscal 1999:

FIRST QUARTER
January 1st  through
March 31, 1999                   9.125                9.75                   6.125             7.125
SECOND QUARTER
April 1st through
June 30, 1999                    9.125                8.8125                 6                 8

THIRD QUARTER
July 1st through
September 31, 1999               11.8125             12.1250                 7.6875            8

FOURTH QUARTER
October 1st through
December 31, 1999                13.25               13.6875                6                 6.25

                                                Fiscal 2000:

FIRST QUARTER
January 1st  through
March 21, 2000                   9.25                 9.75                  5.50             6

                                          HIGH             LOW
                                          ----             ---

FIRST QUARTER*
March 22nd through
March 31, 2000                            5.125           3

SECOND QUARTER
April 1st through
June 30, 2000                             3.50            1.95

THIRD QUARTER
July 1st through
September 12, 2000                        4.125           2.75


-------------------------
* Commencing March 22, 2000, the Registrant's common stock has been traded in the Pink Sheets.

    The SEC has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Registrant, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

    In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

    If the Registrant does not meet the qualifications for listing on the Nasdaq SmallCap Market, the Registrant's securities may be traded in the NASD's over-the-counter ("OTC") market. The OTC market differs from national and regional stock exchanges in that it (1) is not cited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges. The

Registrant intends to apply for listing on the NASD OTC Bulletin Board following the SEC's acceptance of this Form 10-SB. In the interim, the Registrant's common stock continues to be traded in what are commonly referred to as the "pink sheets" of the National Quotation Bureau, Inc under the symbol PREF. To qualify for listing on the NASD OTC Bulletin Board, an equity security must have one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the Registrant for listing on the Bulletin Board.

    If the Registrant is unable initially to satisfy the requirements for quotation on the Nasdaq SmallCap Market or becomes unable to satisfy the requirements for continued quotation thereon, and trading, if any, continues to be conducted in the OTC market, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Registrant's securities.

(b) Holders.

        As of September 15, 2000, the approximate number of holders of record of shares of the Registrant's Common Stock,$.001 par value per share, the Registrant's only class of trading securities, was believed by management to be as follows:

        Title of Class              Number of Record Holders
        --------------              ------------------------

Common Stock, $.001 par                               139

        Management believes that there are in excess of 107 shareholders whose securities are held in street name with various brokerage houses. The exact number are unknown to Registrant. The issued and outstanding shares of the Registrant's Common Stock were issued in accordance with the exemptions from registration afforded by Sections 3(b) and 4(2) of the Securities Act and Rule 506 promulgated thereunder.

(c) Dividends.

         The Registrant has paid no dividends during the fiscal years ended December 31, 1999 and December 31, 2000. Other than the requirements of the General Corporation Law of the State of Delaware that dividends be paid out of capital surplus only and that the declaration and payment of a dividend not render the Registrant insolvent, there are no restrictions on the Registrant's present or future ability to pay dividends.

        The payment by the Registrant of dividends, if any, in the future rests within the discretion of its Board of Directors and will depend, among other things, upon the Registrant's earnings, its capital requirements and its financial conditions, as well as other relevant factors.

(d) Reports to Stockholders.

The Registrant's bylaws do not require the delivery of an annual report to our shareholders and the Registrant has no present plans to provide an annual report to its stockholders. As stated at the beginning of this filing on page 2, the Registrant is voluntarily filing this Form 10-SB in order to make its financial information equally available to any interested parties or investors. The Registrant will be subject to the disclosure rules of Regulation S-B for a small business issuer under the Securities and the Exchange Act. The Registrant anticipates it will become subject to disclosure filing requirements effective sixty days after the date the SEC accepts this original Form 10-SB filing, and, after that date, the Registrant will be required to file Form 10-KSB annually and Form 10-QSB quarterly. In addition, the Registrant will be required to file current reports and proxy and information statements from time to time as required.

The public may read and copy any materials the Registrant files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N. W., Washington D. C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

ITEM 2.        LEGAL PROCEEDINGS

        There is no litigation pending or threatened by or against the Registrant.

ITEM 3.        CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         (a) During the two fiscal years ended December 31,2000, the Registrant did not experience a change of independent accountants.

         (b) That with respect to the financial statements of the Registrant for two fiscal years ended December 31,2000, there were no disagreements between the Registrant and any accountant on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which disagreements if not resolved to the satisfaction of the accountants involved would have caused them to make reference in connection with their report to the subject matter of the disagreement.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         During the three fiscal years ended December 31, 2000, no securities of the Registrant were sold without registering the same under the Securities Act. Notwithstanding the foregoing, on August 7, 2000, and as disclosed herein under the caption "Business Development" in Item 1, the Registrant issued an aggregate of 1, 112,245 shares of its common stock to Percon under the Asset Agreement. It is claimed that the shares issued to Percon were exempt from registration under
Section 5 of the Securities Act by virtue of Section 4(2) thereof as a transaction by an issuer not involving any public offering.

ITEM 5.        INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Section 145 of the Delaware General Corporation law (the "DGCL") makes provision for the indemnification of officers and directors in terms sufficiently broad to indemnify officers and directors under certain circumstances from liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise.

    The certificate of incorporation of the Registrant provides for indemnification of our directors against, and absolution of, liability to the Registrant and its stockholders to the fullest extent permitted by the DGCL. The Registrant intends to purchase directors' and officers' liability insurance covering liabilities that may be incurred by our directors and officers in connection with the performance of their duties.

    INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

                                    PART F/S

                          INDEX TO FINANCIAL STATEMENTS

                          POWER EFFICIENCY CORPORATION

                              FINANCIAL STATEMENTS

        Report of Independent Certified Public Accountants                F-1
        Financial Statements:
                  Assets                                                  F-3
                  Stockholders' Equity                                    F-4
        Notes to Financial Statement                                      F-6

                          POWER EFFICIENCY CORPORATION

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998

POWER EFFICIENCY CORPORATION

DECEMBER 31, 1999 AND 1998

CONTENTS

                                                                            Page

Independent Auditors' Report.............................................   1

Financial Statements:

    Balance Sheets.......................................................   2

    Statements of Operations.............................................   3

    Statements of Changes in Stockholders' (Deficit) Equity..............   4

    Statements of Cash Flows.............................................   5

    Notes to Financial Statements........................................ 6-13

INDEPENDENT AUDITORS' REPORT


Board of Directors and Stockholders
Power Efficiency Corporation
Ann Arbor, Michigan

We have audited the accompanying balance sheets of Power Efficiency Corporation, (a Delaware corporation) (the "Company") as of December 31, 1999 and 1998, and the related statements of operations, changes in stockholders' (deficit) equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1999 and 1998 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations and has a stockholder deficiency. These matters raise substantial doubt as to the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                /s/Sobel & Co., LLC
                                                Certified Public Accountants

September 27, 2000
Livingston, New Jersey

POWER EFFICIENCY CORPORATION
BALANCE SHEETS
================================================================================

                                                                 December 31,
                                                               1999       1998
                                                        ------------------------
ASSETS

  CURRENT ASSETS:
   Cash and cash equivalents                            $         -  $   1,816
   Accounts receivable, net of reserve of $5,000             20,250    132,282
   Officer's loan receivable                                      -        627
   Inventory                                                 95,133     95,741
   Prepaid expenses                                               -      4,309
   Other current assets                                           -        817
                                                        ------------------------
       Total Current Assets                                 115,383    235,592
                                                        ------------------------

  PROPERTY AND EQUIPMENT, Net                                31,291     29,522
                                                        ------------------------

  OTHER ASSETS:
   Customer list, net                                             -      8,750
   Deposits                                                   4,000      4,000
   Patent application costs, net                             25,624     26,726
                                                        ------------------------
        Total Other Assets                                   29,624     39,476
                                                        ------------------------

                                                        $            $ 304,590
                                                                       176,298
                                                        ========================

LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY

  CURRENT LIABILITIES:
   Cash overdraft                                       $           $
                                                                350          -
   Accounts payable and accrued expenses                    182,791    197,334
   Accrued salaries and payroll taxes                        36,681      7,609
   Stockholder's loan                                       100,000          -
                                                        ------------------------
       Total Current Liabilities                            319,822    204,943
                                                        ------------------------

 COMMITMENTS AND CONTINGENCIES

  STOCKHOLDERS' (DEFICIT) EQUITY:
   Preferred stock, $.001 par value,
     1,000,000 shares authorized, none outstanding                -          -
   Common stock, $.001 par value, 9,000,000 shares
     authorized, 4,383,600 and 4,208,600 issued  and
     outstanding in 1999 and 1998, respectively               4,384      4,209
   Additional paid-in capital                             1,123,718    948,893
   Accumulated deficit                                   (1,271,626)  (853,455)
                                                        ------------------------
       Total Stockholders' (Deficit) Equity                (143,524)    99,647
                                                        ------------------------

                                                        $            $ 304,590
                                                                       176,298
                                                        ========================

POWER EFFICIENCY CORPORATION
STATEMENTS OF OPERATIONS
================================================================================

                                                     Year Ended December 31,
                                                        1999          1998
                                                   ----------------------------
REVENUES                                            $   83,679   $     72,949
                                                   ----------------------------

COSTS AND EXPENSES:
   Cost of sales                                       186,831       159,902
   Research and development                             23,232        21,574
   Selling, general and administrative                 291,587       232,416
                                                   ----------------------------
        Total Costs and Expenses                       501,650       413,892
                                                   ----------------------------

LOSS FROM OPERATIONS                                  (417,971)     (340,943)
                                                   ----------------------------

OTHER INCOME                                                 -         1,256
                                                   ----------------------------

LOSS BEFORE PROVISION FOR INCOME TAXES                (417,971)     (339,687)

PROVISION FOR INCOME TAXES                                 200             -
                                                   ----------------------------

NET LOSS                                             $(418,171)  $  (339,687)
                                                   ============================

LOSS PER SHARE, BASIC CALCULATION                      $(.10)        $(.08)
                                                   ============================

WEIGHTED AVERAGE SHARES OUTSTANDING                  4,369,017     4,184,217
                                                   ============================

================================================================================
The accompanying notes are an integral part of these financial statements.

POWER EFFICIENCY CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' (DEFICIT) EQUITY
YEAR ENDED DECEMBER 31, 1999 AND 1998
================================================================================


                                                                         Total
                            Common Stock     Additional            Stockholders'
                         -------------------- Paid-in   Accumulated   (Deficit)
                          Shares    Amount    Capital     Deficit      Equity
                         -------------------------------------------------------

BALANCE,
  January 1, 1998        4,183,600  $4,184   $ 923,918  $ (513,768)   $ 414,334

Sale of Common Stock:
  December 1998, cash,
  third party, $1 per      25,000       25      24,975           -       25,000
share

  Net loss, 1998                -        -           -    (339,687)    (339,687)
                         -------------------------------------------------------

BALANCE,
  December 31, 1998      4,208,600   4,209     948,893    (853,455)      99,647

Sale of Common Stock:
  February 1999, cash,
  third party, $1 per     175,000      175     174,825           -      175,000
share

  Net loss, 1999                -        -           -    (418,171)    (418,171)
                         -------------------------------------------------------

BALANCE,
  December 31, 1999      4,383,600  $4,384   $1,123,718 $(1,271,626)  $(143,524)
                         =======================================================

================================================================================
The accompanying notes are an integral part of these financial statements.

POWER EFFICIENCY CORPORATION
STATEMENTS OF CASH FLOWS
================================================================================

                                                        Year Ended December 31,
                                                            1999         1998
                                                       -------------------------

CASH FLOWS PROVIDED BY (USED FOR):
  OPERATING ACTIVITIES:
  --------------------
    Net loss                                            $(418,171)  $(339,687)
      Adjustments to reconcile net loss to net cash
        used for operating activities:
          Depreciation and amortization                    17,662      18,076
          Changes in certain assets and liabilities:
             (Increase) decrease in:
        Accounts receivable                               112,033     140,604
        Officer's loan receivable                             627           -
        Inventory                                             608     (50,135)
        Prepaid expenses                                    4,309       9,308
        Other current assets                                  817        (923)
              Increase (decrease) in:
        Accounts payable and accrued expenses             (14,543)    118,492
        Accrued salaries and payroll taxes                 29,072       7,609
                                                        ------------------------
             Net Cash Used for Operating Activities      (267,586)    (96,656)
                                                        ------------------------

  INVESTING ACTIVITIES:
  --------------------
    Purchase of fixed assets                               (9,580)          -
    Patent application costs                                    -      (7,433)
                                                        ------------------------
             Net Cash Used for Investing Activities        (9,580)     (7,433)
                                                        ------------------------

  FINANCING ACTIVITIES:
  --------------------
    Proceeds from issuance of equity securities           175,000      25,000
    Repayment of loan from officer                              -      25,000
    Loan from stockholder                                 100,000           -
                                                        ------------------------
             Net Cash Provided by Financing Activities    275,000      50,000
                                                        ------------------------

DECREASE IN CASH AND
  CASH EQUIVALENTS                                         (2,166)    (54,089)

CASH AND CASH EQUIVALENTS:

    Beginning of year                                       1,816      55,905
                                                        ------------------------

    End of year (cash overdraft)                        $           $   1,816
                                                                         (350)
                                                        ========================

================================================================================
The accompanying notes are an integral part of these financial statements.

POWER EFFICIENCY CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
================================================================================

------------------------------------------------------------------------------
NOTE 1  -  NATURE OF BUSINESS:
------------------------------------------------------------------------------

Power Efficiency Corporation (the "Company"), a Delaware corporation, designs, develops, markets and sells, under the trade name Power Commander, solid state electronic motor controllers which regulate and reduce the energy consumption of alternating current induction motors. The Company currently has two products: the Three Phase Power Commander, which is used in industrial applications, and the Single Phase Power Commander, which is used in consumer applications. The Company also engages in research and development of new, related energy saving products.

------------------------------------------------------------------------------
NOTE 2  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
------------------------------------------------------------------------------

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash Equivalents:
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be "Cash Equivalents".

Inventories:
Inventories are valued at the lower of cost (first-in, first-out) or market.

Research and Development:
Research and development expenditures are charged to expense as incurred.

Property, Equipment and Depreciation:
Property and equipment are stated at cost. Maintenance and repairs are expensed as incurred, while betterments are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 5 to 10 years.

Customer List and Amortization:
Customer list is stated at cost. Amortization is computed based upon the estimated useful life of the list, which is three years.

Patent Application Costs:
Patent application costs consist of costs incurred in applying for U.S. patents based upon technology developed by the Company. These costs are capitalized until the patent is awarded. At that time, the asset will be amortized over the estimated useful life of the patent. If no patent is issued, these costs will be expensed in the period when it is determined that no patent will be issued.

Revenue Recognition:
Revenue from product sales is recognized at the time of shipment. License agreement revenue is recognized at the time that all significant services have been provided.


================================================================================

POWER EFFICIENCY CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
================================================================================

------------------------------------------------------------------------------
NOTE 2  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)
------------------------------------------------------------------------------

Loss per Share:
Basic loss per share is determined by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted loss per share is computed as above while giving effect to all dilutive potential common shares (but not giving effect to securities that would have an antidilutive effect, as would occur in loss years) that were outstanding during the period.

Long-Lived Assets:
The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of its assets might not be recoverable. There is no current indication that the Company's long-lived assets might not be recoverable.

Concentration of Credit Risk:
Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and temporary cash investments and accounts receivable.

The Company places its cash and temporary cash investments with quality financial institutions. From time to time the Company's balances with these financial institutions may exceed the maximum insured amounts under the Federal Deposit Insurance Corporation. The Company has not incurred losses related to these financial instruments.

Sales and accounts receivable are from a relatively small number of distributors of the Company's products. The Company closely monitors extensions of credit.

Income Taxes:
The Company has not provided for deferred taxes because the tax effect of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts are not material.

Advertising:
Advertising costs are expensed as incurred.


================================================================================

POWER EFFICIENCY CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
------------------------------------------------------------------------------
NOTE 3  -  GOING CONCERN:
------------------------------------------------------------------------------


The accompanying financial statements have been prepared assuming the Company is a going concern which assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has suffered recurring losses from operations and has a stockholder deficiency. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount of liabilities that might be necessary should the Company be unable to continue in existence. Continuation of the Company as a going concern is dependent on achieving profitable operations. Management's plans to achieve profitability include developing new products, obtaining new customers and merging its operations with its major customer. Management also plans to raise additional capital through equity issuance or other types of financing. See also
Note 15 - Subsequent Events: Asset Purchase Agreement and Private Stock
Offering.

------------------------------------------------------------------------------
NOTE 4  -  PROPERTY AND EQUIPMENT:
------------------------------------------------------------------------------

At December 31, 1999 and 1998, property and equipment is comprised as follows:

                                                      1999        1998
                                                  ------------------------
   Machinery and equipment                          $43,965     $34,385
   Office furniture and equipment                    12,782      12,782
                                                  ------------------------
                                                     56,747      47,167
   Less:  accumulated depreciation                   25,456      17,645
                                                  ------------------------

          Property and Equipment, Net               $31,291     $29,522
                                                  ========================

------------------------------------------------------------------------------
NOTE 5  -  CONCENTRATION OF RISKS:
------------------------------------------------------------------------------

The Company maintains cash balances at a financial institution located in New Jersey. Amounts at this institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company may maintain balances in excess of the insured limits.

Two customers accounted for approximately 78% of 1999 sales and 69% of accounts receivable at December 31, 1999. One customer accounted for approximately 19% of 1998 sales and 81% of accounts receivable at December 31, 1998.


================================================================================

POWER EFFICIENCY CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
------------------------------------------------------------------------------
NOTE 6  -  LICENSE AGREEMENT REVENUE:
------------------------------------------------------------------------------

In February 1996, the Company entered into a licensing agreement with its major customer. The agreement relates to the single phase power control device. In consideration of $100,000, the Company granted an exclusive license to such major customer to use the Company's know-how, technology, specifications, data, trade secrets and other information in existence or thereafter developed, to manufacture, have manufactured, distribute, use and sell the licensed product throughout the world. In the event the Company obtains title to a certain patent related to the above technology, such patent will be included in the transaction. The agreement also provides for a royalty of $1 for each licensed product sold by the licensee having a sales price of $15 or less. In the event that the sales price is greater than $15 per unit, the Company is entitled to a royalty of $1 plus 10% of the sales price in excess of $15. No license agreement revenue was accrued for the years ended December 31, 1999 and 1998.

------------------------------------------------------------------------------
NOTE 7  -  INCOME TAXES:
------------------------------------------------------------------------------

As of December 31, 1999 and 1998, the Company has available, on a federal tax basis, net operating loss carryforwards of approximately $1,254,000 and $836,000, respectively, which expire at varying amounts through 2014. The net operating loss carryforwards result in deferred tax assets of approximately $426,000 and $284,000 at December 31, 1999 and 1998; however, a valuation reserve has been recorded for the full amount due to the uncertainty of realization of the deferred tax assets.

------------------------------------------------------------------------------
NOTE 8  -  WARRANTS AND STOCK OPTION PLAN:
------------------------------------------------------------------------------

Warrants:
In connection with a limited public offering of its common stock pursuant to a Rule 504 offering memorandum dated July 15, 1996, the investment banker received, for nominal consideration, five year warrants to purchase 36,720 shares of common stock. These warrants are exercisable at any time during the four year period commencing October 17, 1997 for $5.50 per share of common stock. In addition to permitting the payment of the exercise price in cash, the holder of the warrant may surrender the warrant to the Company for cancellation in lieu of cash for the exercise price. Under this alternative, the Company would issue a lesser number of shares of common stock (determined in accordance with a formula), retire the warrants, and receive no cash.


================================================================================

POWER EFFICIENCY CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
------------------------------------------------------------------------------
NOTE 8  -  WARRANTS AND STOCK OPTION PLAN: (Continued)
------------------------------------------------------------------------------

On November 10, 1994, the Company issued five year warrants to purchase 5,000 shares of common stock. These warrants are exercisable at any time during the five year period commencing on November 10, 1994 for $1.00 per share of common stock. These warrants expired on November 10, 1999.

Stock Option Plan:
In 1994, the Company adopted a Stock Option Plan (the "Plan"). The Plan provides for the granting of options to purchase up to 500,000 shares of common stock at an exercise price equal to the fair market value of the common stock (110% of fair market value for a holder of in excess of 10%) on the date of the grant. No options have been exercised to date.

Plan activity during the year ended December 31, 1999 and 1998 follows:

                                                            Weighted Average
                                                Shares      Exercise Price
                                             --------------------------------

   Outstanding at January 1, 1998              500,000          $5.04
   Granted during 1998                               -           -
   Exercised during 1998                             -           -
   Forfeited during 1998                             -           -
                                             --------------------------------
   Options outstanding and exercised at
     December 31, 1998                         500,000           5.04
   Granted during 1999                               -           -
   Exercised during 1999                             -           -
   Forfeited during 1999                             -           -
                                             --------------------------------
   Options outstanding and exercisable
     at December 31, 1999                      500,000          $5.04
                                             ================================

Weighted average remaining contractual life at December 31, 1999
6.8

At December 31, 1999 and 1998, options for 463,640 shares at $5.00 and 36,360 shares at $5.50 were outstanding. These options were repriced by the Board of Directors at the September 7, 2000 meeting to $2.00 per share. Additionally, at the September 7, 2000 meeting, the Board of Directors authorized the issuance of 1,125,000 options at an exercise price of $2.00 per share.


------------------------------------------------------------------------------
NOTE 9  -  ACCOUNTING FOR STOCK BASED COMPENSATION:
------------------------------------------------------------------------------

The Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123") for stock options issued. Accordingly, no compensation cost has been recognized in the financial statements for the stock options issued to employees.

During 1996, 180,000 stock options were granted to non-employees for services rendered. The value of the options granted was $70,000 and was included in 1996 operations. The 180,000 stock options are included in the 500,000 options reflected in Note 8 above.



================================================================================

POWER EFFICIENCY CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
------------------------------------------------------------------------------
NOTE 9  -  ACCOUNTING FOR STOCK BASED COMPENSATION: (Continued)
------------------------------------------------------------------------------

The fair value of each option grant (aggregate of 320,000 stock options) was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants: expected volatility of 51%; risk-free interest rate of 6.0%; and expected lives of 9.8 years.

Had compensation cost for the Company's stock option plan been recognized based on the fair value at the grant date for awards consistent with the provisions of SFAS 123, the Company's net loss and loss per share for the year ended December 31, 1996 would have been as indicated below:

                                                 As Originally  As Adjusted
                                                   Reported    for Repricing
                                                 ----------------------------
     Net loss - as reported                      $   (236,581) $   (94,632)
     Net loss - pro forma                        $ (2,601,820) $(1,040,728)
     Loss  per  share,  basic  calculation  - as     $(.06)        $(.03)
     reported
     Loss per  share,  basic  calculation  - pro     $(.64)        $(.26)
     forma

Management believes that the calculations under the Black-Scholes option-pricing model do not fairly represent the fair value of the options granted because of the short period of time (October 1996 through December 1996) that the common stock has been traded (used for measurement purposes) and such trading has been on a limited basis.

No new options were granted since 1996.

The stock options were repriced by the Board of Directors at the September 7, 2000 meeting to $2.00 per share. Additionally, at the September 7, 2000 meeting, the Board of Directors authorized the issuance of 1,125,000 options at an exercise price of $2.00 per share.

------------------------------------------------------------------------------
NOTE 10  -  COMMITMENTS AND CONTINGENCIES:
------------------------------------------------------------------------------

The Company leases office, warehouse and research facilities under an operating lease. The lease expired on June 1, 1999 and continued on a month-to-month basis. Rent expense, including base rent and additional charges, for the year ended December 31, 1999 and 1998 was $27,600, respectively.

In 1995, the Company entered into a nonexclusive patent license agreement through 2001 with the National Aeronautics and Space Administration (NASA). This agreement is currently being renegotiated to convert the remainder of said license to a royalty free license. No royalty expense was accrued for the years ended December 31, 1999 and 1998.

At December 31, 1999 and 1998, the Company was obligated, under a distribution agreement, to sell power control boards (a component of the Three Phase Power Commander) under a fixed price schedule based on cumulative units sold. This agreement committed the purchaser to purchase $20,300,000 of product over the ten year life of the agreement, of which $561,000 of revenues have been recognized through 1998. Since the distributor has failed to meet minimum purchases, the Company has the option to terminate the agreement.


================================================================================

POWER EFFICIENCY CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
------------------------------------------------------------------------------
NOTE 11  -  RELATED PARTY TRANSACTIONS:
------------------------------------------------------------------------------

During 1999 and 1998, $72,000 and $60,000 was paid to an officer/director/stockholder of the Company in the form of commissions. These commissions are included in selling, general and administrative expenses for the years ended December 31, 1999 and 1998.

During 1999 and 1998, the Company incurred legal fees of $36,656 and $39,025 to a law firm. A partner in that firm is an officer/director/stockholder of the Company.

In February 1998, an officer repaid the outstanding balance of a $25,000 loan from the Company. This loan accrued interest of $106 during 1998 calculated at 5% interest per annum.

On October 1, 1996, the Company entered into a sales, engineering and consulting agreement with Equipment Specialty Products ("ESP"), a corporation founded in 1980 by an officer/director/stockholder and owned by the son and spouse of such officer/director/stockholder of the Company. Under the terms of this agreement, the Company received a customer list (Note 1), and engineering and consulting services related to the Company's current products and to future products.

The Company paid ESP $35,000 for the customer list and $355,000 related to engineering and consulting services which were recognized as research and development costs in previous years.

------------------------------------------------------------------------------
NOTE 12  -  INSURANCE COVERAGE:
------------------------------------------------------------------------------

The Company's general liability and product liability insurance coverage lapsed in mid-August 1999 for non-payment of premiums. The nature and extent of any potential liability is uncertain. The Company believes that there is no material risk of loss to the Company from possible product liability claims against the Company.

------------------------------------------------------------------------------
NOTE 13  -  SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
------------------------------------------------------------------------------

Cash paid during the year ended December 31, for:

                                             1999      1998

Income Taxes                                $200     $    -
                                            ====================

Interest                                    $  -     $    -
                                            ====================


================================================================================

POWER EFFICIENCY CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
------------------------------------------------------------------------------
NOTE 14  -  STOCKHOLDER'S LOAN:
------------------------------------------------------------------------------

On September 29, 1999, the Company borrowed $100,000 from a stockholder. The loan is due and payable in a single payment of principal and interest on the earlier of (i) the closing date of an equity financing by the Company; or (ii) September 30, 2000, whichever occurs sooner. The loan bears interest at 10% per annum payable on the due date.

The President and Chief Executive Officer of the Company granted the lender a first lien and security interest in an aggregatge of 200,000 issued and outstanding common shares of the Company owned by him as collateral. As additional collateral security, the Company granted the lender the right and option to purchase an aggregate 30,000 authorized but unissued shares of the Company's common stock at a price equal to forty percent of the mean between the closing bid and ask prices on the day the lender exercises the option.

The Board of Directors, on September 7, 2000, authorized renegotioting the loan until the earlier of (i) January 31, 2001; or (ii) the closing date of the Company's receipt of $625,000 in gross proceeds from an equity financing. As additional consideration for the extension of the due date, the Company granted an option to purchase an aggregate 50,000 authorized but unissued shares of the Company's common stock at the set exercise price of $2.00 per share.

------------------------------------------------------------------------------
NOTE 15  -  SUBSEQUENT EVENTS: ASSET PURCHASE AGREEMENT AND PRIVATE
------------------------------------------------------------------------------
                     STOCK OFFERING:

On August 7, 2000, the Company purchased certain assets and liabilities of Performance Control, LLC, its major customer, for 1,112,245 authorized, but unissued shares of the Company's common stock. In conjunction with this purchase agreement, the Company also sold $300,000 of the Company's common stock through a private placement. Such proceeds will be utilized for working capital purposes of the combined entities.

These shares were sold in units of 25,000 authorized but unissued shares of the Company's common stock at $1.00 per share, and a five year warrant to purchase an additional 25,000 shares of the Company's common stock at $3.00 per warrant share during the first year, $4.00 per share during the second year, and $5.00 per share during the third year. The unit and warrant shares are "restricted securities" as that term is defined under Rule 144 under the Securities Act of 1933 and ineligible for public sale for a period of twelve months from the date of issuance.

The Company's entire private placement offering consists of an aggregate of 1,000,000 unit shares and 1,000,000 warrant shares. The Company is currently pursuing the sale of the remaining 700,000 shares and warrants.

The asset purchase agreement and the sale of 12 units of the Company's common stock and warrants discussed above have not been reflected in the accompanying financial statements.

================================================================================

Power Efficiency Corporation
Balance Sheets
Six Months Ended June 30, 2000 and June 30, 1999



                                               Balance       Postings 1/1 - 6/30/00                    Balance             Balance
                                               !/1/00               Dr                Cr               6/30/00             6/30/99
                                           -----------------------------------------------------------------------------------------
                          Assets
Current Assets
   Cash and Equivilents                                 0.00     20,762.00        20,451.21              310.79                0.00
   Accounts Receivable                             25,250.00      9,600.00        23,500.00           11,350.00           89,669.00
   Alllowance for Bad Debts                        (5,000.00)                                         (5,000.00)          (5,000.00)
   Officer's Loan                                                                                          0.00              627.00
   Prepaid Expenses                                                                                        0.00              862.00
   Other Current Assets                                                                                    0.00              817.00
   Inventory                                       95,133.00     11,652.42         6,752.65          100,032.77          111,821.00
                                           ------------------                               ----------------------   ---------------
          Total Current Assets                    115,383.00                                         106,693.56          198,796.00
                                           ------------------                               ----------------------   ---------------

Property and Equipment (Net)                       31,291.00                       2,089.00           29,202.00           26,574.00
                                           ------------------                               ----------------------   ---------------

Other Assets
   Deposits                                         4,000.00                                           4,000.00            4,000.00
   Customer List, Net                                                                                                      2,916.00
   Patent Application Costs (Net)                  25,624.00                         275.00           25,349.00           26,175.00
                                           ------------------                               ----------------------   ---------------
                                                   29,624.00                                          29,349.00           33,091.00
                                           ------------------                               ----------------------   ---------------

Total Assets                                      176,298.00                                         165,244.56          258,461.00
                                           ==================                               ======================   ===============


Liabilities and Stockholders/ Equity

Currrent Liabilities
   Cash Overdraft                                     350.00        350.00                                 0.00            5,683.00
   Accounts Payable                               168,291.00     22,093.97        41,028.27          187,225.30          190,063.00
   Accrued Expenses                                14,500.00        500.00                            14,000.00
   Accrued Salaries & Payroll Taxes                36,681.00                                          36,681.00           18,083.00
   Stockholder's Loan                             100,000.00                                         100,000.00
                                           ------------------                               ----------------------   ---------------
                                                  319,822.00                                         337,906.30          213,829.00
                                           ------------------                               ----------------------   ---------------

Stockholders' (Deficit) Equity
   Preferred Stock, $.001 par Value,
     1000,000 shares authorized,
     none outstanding.
   Common Stock, $.001 par value
     9,000,000 shares authorized
     4,383,600 issues and outstanding               4,384.00                                           4,384.00            4,384.00
   Additional paid-in capital                   1,123,718.00                                       1,123,718.00        1,123,718.00
   Accumulated deficit                         (1,271,626.00)                  1,271,626.00       (1,300,764.00)      (1,083,470.00)
                                           ------------------                                                        ---------------
          Total Stockholders' Equity             (143,524.00)                                       (172,662.00)          44,632.00
                                           ------------------                               ----------------------   ---------------


Total Liabilities and Stockholders' Equity        176,298.00                                         165,244.30          258,461.00
                                           ==================                               =====================   ==============


Power Efficiency Corporation
Statement of Operations
Six Months Ended June 30, 1999 and
June 30, 2000


Revenues                                                                           9,600.00                               40,589.00
                                                                                                                --------------------

Costs and Expenses
   Cost of Sales                                                 12,198.10                                               102,067.00
   Research and Development                                       7,000.00                                                13,241.00
   Selling, general and admininstative                           19,539.64                                               155,096.00
                                                             --------------                                     --------------------
          Total Costs and Expenses                                                38,737.74                              270,404.00
                                                                                                                --------------------

Loss from Operations                                                             (29,137.74)                            (229,815.00)

Loss Before Provision For Income Taxes                                           (29,137.74)                            (229,815.00)

Provision for Income Taxes                                                             0.00                                  200.00

Net Loss                                                                         (29,137.74)                            (230,015.00)

Loss Per Share, Basic Calculation                                                     (0.01)                                  (0.05)

Weighted Average Shares Outstanding                             103,696.13     4,354,433.00                            4,354,433.00


Power Efficiency Corporation
Schedule of Accounts Payable/
Accounts Receevable
As of June 30, 2000


                                                                  Payments/                 Purchases/
                                            Balance               Receipts                    Sales                    Balance
                Accounts Receibable          1/1/00            1/1-6/30/00               1/1-6/30/00                   6/30/00
                                           --------------      ----------------          -----------------         -----------------
Accu-Glo                                       10,500.00              8,750.00                                             1,750.00
CCS                                             2,900.00              2,900.00                                                 0.00
Edison Power                                    7,000.00              7,000.00                                                 0.00
Haned                                           2,112.00              2,112.00                                                 0.00
Percon                                          2,738.00              2,738.00 Trans A/P                                       0.00
                                           ------------------------------------                                    -----------------
                                               25,250.00             23,500.00                                             1,750.00
                                           ------------------------------------
Edison Power Technologies                                                                        9,600.00                  9,600.00
                                                                                                                   -----------------
                                                                                                                   -----------------
Balance Accounts Receivable 6/30/00                                                                                       11,350.00
                                                                                                                   =================


                  Accounts Payable
Adirondack Energy                              10,000.00                                         7,000.00                 17,000.00
Apparatus Electric                              3,048.00                                                                   3,048.00
Airborne Express                                1,076.00                 40.85                     233.05                  1,268.20
AT&T                                              640.00                500.00                     431.47                    571.47
Badger Technologies                                                                              4,807.00                  4,807.00
Birch Stewart                                   8,137.00                                           550.00                  8,687.00
Bell Atlantic                                     349.00                                           116.93                    465.93
Camtronics                                                                                       1,888.00                  1,888.00
Creatone                                       18,898.00                                                                  18,898.00
CSC                                               223.00                                                                     223.00
CST                                               696.00                                           285.42                    981.42
Crown Peters                                      678.00                                                                     678.00
Crystal Propertues                             13,800.00              2,300.00                                            11,500.00
Depository Trust                                1,700.00                                                                   1,700.00
Dranetz-BMI                                     9,580.00              9,580.00                                                 0.00
Federal Express                                 1,781.00                                                                   1,781.00
Kent Components                                 5,288.00                                           392.77                  5,680.77
Mullaney                                          557.00                557.00                                                 0.00
New Englland Business                             344.00                  0.00                     321.50                    665.50
Percon                                         53,853.00              2,738.00                   4,864.65                 55,979.65
PSG&G                                           1,865.00                866.08                                               998.92
Reed Smith Shaw                                17,106.00                                        17,837.48                 34,943.48
Semikron                                        1,407.00                                                                   1,407.00
Sobel & Company                                10,000.00              5,000.00                                             5,000.00
Sprint                                          1,173.00                                                                   1,173.00
United Parcel Service                           1,628.00                                                                   1,628.00
Weeks Holderbaum & DeGraw                       4,161.00                                                                   4,161.00

Accrued Expenses
Accrued Commissions                            12,000.00                                                                  12,000.00
Accrued Interest                                2,500.00                                                                   2,500.00
Nick Anderson                                     500.00                500.00                                                 0.00
                                           -----------------------------------------------------------------------------------------
                                              182,988.00             22,081.93                  38,728.27                199,634.34
                                           =========================================================================================

Power Efficiency Corporation
Balance Sheets
Six Months Ended June 30, 2000 and June 30, 1999

                                                                   June 30                         June 30
                                                                    2000                             1999
                                                             --------------------              -----------------
          Assets
Current Assets
   Cash and Equivilents                                                      311                      -
   Accounts Receivable Net of Reserve of $5,000                            6,350                         84,669
   Officer's Loan                                                                                           627
   Prepaid Expenses                                                                                         862
   Other Current Assets                                                                                     817
   Inventory                                                             100,032                        111,821
                                                             --------------------              -----------------
          Total Current Assets                                           106,693                        198,796
                                                             --------------------              -----------------

Property and Equipment (Net)                                              29,202                         26,574
                                                             --------------------              -----------------

Other Assets
   Deposits                                                                4,000                          4,000
   Customer List, Net                                                                                     2,916
   Patent Application Costs (Net)                                         25,349                         26,175
                                                             --------------------              -----------------
          Total Other Assets                                              29,349                         33,091
                                                             --------------------              -----------------

Total Assets                                                             165,244                        258,461
                                                             ====================              =================


Liabilities and Stockholders/ Equity

Currrent Liabilities
   Cash Overdraft                                                                                         5,683
   Accounts Payable and Accrued Expenses                                 201,225                        190,063
   Accrued Salaries & Payroll Taxes                                       36,681                         18,083
   Stockholder's Loan                                                    100,000                      -
                                                             --------------------              -----------------
          Total Current Liabilities                                      337,906                        213,829
                                                             --------------------              -----------------

Stockholders' (Deficit) Equity
   Preferred Stock, $.001 par Value,
     1000,000 shares authorized,
     none outstanding.
   Common Stock, $.001 par value
     9,000,000 shares authorized
     4,383,600 issues and outstanding                                      4,384                          4,384
   Additional paid-in capital                                          1,123,718                      1,123,718
   Accumulated deficit                                                (1,300,764)                    (1,083,470)
                                                             --------------------              -----------------
          Total Stockholders' Equity                                    (172,662)                        44,632
                                                             --------------------              -----------------

Total Liabilities and Stockholders' Equity                               165,244                        258,461
                                                             ====================              =================


Power Efficiency Corporation
Statements of Operations
Six Months Ended June 30, 2000 and June 30, 1999


                                                                June 30                       June 30
                                                                  2000                          1999
                                                             ---------------               ---------------

Revenues                                                              9,600                        40,589
                                                             ---------------               ---------------

Costs and Expenses

   Cost of Sales                                                     12,198                       102,067
   Research and Development                                           7,000                        13,241
   Selling, General and Administrative                               19,540                       195,096
                                                             ---------------               ---------------
          Total Costs and Expenses                                   38,738                       310,404
                                                             ---------------               ---------------

Loss from Operations                                                (29,137)                     (229,815)
                                                                                           ---------------

Loss Before Provision for Income Taxes                              (29,137)                     (229,815)

Provision for Income Taxes                                         -                                  200
                                                             ---------------               ---------------

Net Loss                                                            (29,137)                     (230,015)
                                                             ===============               ===============

Loss Per Share Basic Calculation                                      $(.01)                        $(.08)
                                                             ===============               ===============

Weighted Average Shares Outstanding                               4,383,600                     4,383,600
                                                             ===============               ===============

Power Efficiency Corporation
Statements of Changes in Stockholders' (Deficit) Equity
Six Months Ended June 30, 2000 and June 30, 1999

                                                                                                                    Total
                                                                          Additional                          Stockholders'
                                                                             Paid-in        Accumulated            (Deficit)
                                              Common Stock                Capital              Deficit              Equity
                                          -----------------------------------------------                     -------------------
                                               Shares          Amount
Balance
   January 1, 1999                            4,208,600         4,209        948,893             (853,455)            99,647

   Sale of Common:
     February, 1999, cash,
     third party, $1 per share                  175,000           175        174,825                                 175,000

   Net Loss, Six Month ended
     June 30, 1999                                                                               (230,015)          (230,015)
                                          -----------------------------------------------------------------------------------

Balance
   June 30, 1999                              4,383,600         4,384      1,123,718           (1,083,470)            44,632
                                          ===================================================================================


Balance
   January 1, 2000                            4,383,600         4,384      1,123,718           (1,271,627)          (143,525)

   Net Loss, Six Months ended
      June 30, 2000                                                                               (29,137)           (29,137)
                                          -----------------------------------------------------------------------------------

Balance
   June 30, 2000                              4,383,600         4,384      1,123,718           (1,300,764)          (172,662)
                                          ===================================================================================

Power Efficiency Corporation
Statements of Cash Flows
Six Months Ended June 30, 2000 and June 30, 1999


                                                                                       Junr 30                      June 30
                                                                                         2000                        1999
                                                                                    ---------------              --------------
Cash Flows Provided By (Used For)
   Operating Activities:
     Net Loss                                                                              (29,137)                   (230,015)
         Adustments to reconcile net loss to net
            cash used for operating activities:
               Depreciation and Amortization                                                 2,364                       9,338
               Changes in certain assets and liabillities:
                   (Increase) decrease in:
                      Accounts Receivable                                                   13,900                      47,608
                      Officer's Loan Receivable
                      Inventory                                                             (4,899)                    (16,080)
                      Prepaid Expenses                                                                                   3,447
                      Other Current Assets
                    Increase (decrease) in:
                       Accounts Payable and Accrued Expenses                                18,433                      (7,271)
                       Accrued Salaries and Payroll Taxes                                                               10,474
                                                                                    ---------------              --------------
                                                                                    ---------------              --------------
                           Net Cash used for Operating Activities                              661                    (182,499)
                                                                                    ---------------              --------------

   Investing Activities:
      Purchase of Fixed Assets                                                                                         -
      Patent Application Costs                                                                                         -
                                                                                                                 --------------
                                                                                                                 --------------
                           Net Cash used for Investing Activities                                                      -
                                                                                                                 --------------

   Financing Activities:
      Proceeds from issuance of equity securities                                                                      175,000
      Repayment of Loan from Officer
      Loan from Stockholder
                                                                                                                 --------------
                            Net cash provided by Financing Activities                                                  175,000
                                                                                                                 --------------

(Decrease) Increase in Cash and Cash Equivilants                                               661                      (7,499)

Cash and Cash Equivilants:

   Beginning of Year                                                                          (350)                      1,816
                                                                                    ---------------              --------------

   End of Year  (Cash Overdraft)                                                               311                      (5,683)
                                                                                    ===============              ==============

                                    PART III

ITEM 1.        INDEX TO EXHIBITS

ITEM 13.  EXHIBITS, LIST AND REPORTS ON  FORM 8-K

(a) Exhibits and Index Required.

(1) EXHIBIT INDEX

Description of Document                                   Location

(1)  Underwriting Agreement                               N/A

(2) Plan of Acquisition, Reorganization,
 Arrangement, Liquidation, or Succession                  N/A

(3)(i) Certificate of Incorporation                       Filed Herewith

(3)(ii)  By-Laws                                          Filed Herewith

(4) Instruments defining the rights of
     security holders, including indentures

(a) Common Stock                                          Filed Herewith

(5)  Opinion re: legality                                 *

(10) Material Contracts:
   10 (a)  August 7, 2000 Asset Purchase Agreement        Filed herewith
   10 (b)  August 7, 2000 Stockholders' Agreement         Filed herewith
   10 (c)  Lease Agreement dated February 16, 1996        Filed herewith
   10 (d)  Purchase Agreement with Millar Elevator        Filed herewith
   10 (e)  Agreement with Kone dated December 1, 1998     Filed herewith
   10 (f)  Certificate of Liability Insurance            Filed herewith
   10 (g)  United States Patent #5,821,726                Filed herewith
   10 (h)  Defense Supply Center contract                 Filed herewith
   10 (i)  1994 Stock Option Plan                         Filed herewith
   10 (j)  May 16, 2000 Private Placement Memorandum      Filed herewith
   10 (k)  Escrow Agreement dated August 4, 2000          Filed herewith

(11) Statement re: computation of
        per share earnings                                N/A

(12) No exhibit required

(13) Annual or quarterly reports,
       Form 10-Q and Form 10-QSB                          N/A

(14) Material foreign patents                             N/A

(15) Letter on unaudited interim
       financial information                              N/A

(16) Letter on change in certifying
        accountants                                       N/A

(17) Letter on director resignation                       N/A

(18) Letter re changes in
     accounting principles                                N/A

(19) Reports furnished to
       security holders                                   N/A

(20) Other documents or statements
        to security holders                               N/A

(21)  Subsidiaries of the Registrant                      None

(22) Published report regarding                           N/A
       matters submitted to vote

(23) Consents to experts and counsel                      N/A

(24) Power of Attorney                                    N/A

(25) Statement of eligibility of trustee                  N/A

(26) Invitations for competitive bids                     N/A

(27) Financial data schedules                             N/A

(28) Information from reports furnished
       to State insurance regulatory authorities          N/A

(99)  Additional exhibits                                 N/A


----------------------------------------
* To be filed by amendment

(b) Reports on Form 8-K.                                  N/A

ITEM 2. DESCRIPTION OF EXHIBITS                           N/A


                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                               POWER EFFICIENCY CORPORATION



                               By:
                                  ----------------------------------------
                                   Stephen Shulman,  President





October  , 2000